CREDIT AGREEMENT
Dated as of January 19, 2022
Among
SIERRA WIRELESS, INC.
(as Borrower)
– and –
THE OTHER CREDIT PARTIES FROM TIME TO TIME PARTY HERETO
– and –
CANADIAN IMPERIAL BANK OF COMMERCE
(as Agent)
– and –
BUSINESS DEVELOPMENT BANK OF CANADA, CANADIAN IMPERIAL BANK OF COMMERCE AND THE OTHER FINANCIAL INSTITUTIONS FROM TIME TO TIME PARTIES HERETO
(as Lenders)
$60,000,0000 TERM FACILITY

TABLE OF CONTENTS

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CREDIT AGREEMENT
This Agreement is made as of January 19, 2022 among SIERRA WIRELESS, INC., as Borrower, the other Credit Parties from time to time party hereto, CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, and BUSINESS DEVELOPMENT BANK OF CANADA and CANADIAN IMPERIAL BANK OF COMMERCE, as Lenders.
RECITALS
A.The Borrower has requested that the Lenders make available to it a term credit facility in the aggregate principal amount of $60,000,000.
B.The Lenders are willing to make such facility available to the Borrower and the Agent has agreed to act in such capacity on the terms and subject to the conditions set out in this Agreement.
THEREFORE, the parties agree as follows:
Article 1INTERPRETATION
1.1Definitions
In this Agreement, unless the context otherwise requires, the following terms have the respective meanings set out below (and all such terms that are defined in the singular have the corresponding meaning in the plural and vice versa):
“13-Week Cash Flow” means the Effective Date 13-Week Cash Flow, as the same is updated from time to time as required pursuant to Section 8.3(b)(ii)(B);
“Affiliate” means, with respect to a Person, any other Person that directly or indirectly Controls, or is Controlled by, or is under common Control with, that Person;
“Agent” means Canadian Imperial Bank of Commerce or any successor Agent appointed pursuant to Section 11.1;
“Agreement” means this credit agreement, as amended, revised, replaced, supplemented or restated from time to time;
“Anti-Corruption Laws” means all Applicable Laws of any Governmental Authority of any jurisdiction applicable to any Credit Party concerning or relating to bribery or corruption;
“Anti-Money Laundering Laws” means, individually and collectively, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), any other applicable anti-money laundering law or anti-terrorism financing law regarding any Sanctions or Sanctions List, and/or any “know your client“ or “know your customer“ matters (of Canada or otherwise), as in effect on the date hereof and as may in the future be amended from time to time;
“Applicable Jurisdictions” means Canada, the United States of America, the United Kingdom, Hong Kong, Australia, France and Grand Duchy of Luxembourg;
“Applicable Laws” means, with respect to any Person, property, transaction or event, all present and future applicable laws, statutes, regulations, rules, orders, codes, policies, guidelines, protocols, treaties, judgments, awards, determinations and decrees of any legislative, governmental, regulatory, fiscal, administrative or monetary authority or of any competent court, in each case, of any applicable country or jurisdiction or supranational or international body or organization, whether or not having the force of law;

“Australia” means the Commonwealth of Australia (and “Australian” shall be construed accordingly);
“Australian Code of Banking Practice” means the “Code of Banking Practice” or the “Banking Code of Practice” as published from time to time by the Australian Banking Association, as amended, revised or amended and restated from time to time;
“Australian Corporations Act” means the Corporations Act 2001 (Commonwealth of Australia);
“Australian PPSA” means the Personal Property Securities Act 2009 (Commonwealth of Australia);
“BCAP” means the Business Credit Availability Program;
“BDC” means Business Development Bank of Canada and its successors and assigns;
“Borrower” means Sierra Wireless, Inc., a corporation formed under the federal laws of Canada and each of its successors and assigns;
“Borrowings” means the advances in Dollars made from time to time under the Term Facility;
“Branch of Account” means a branch of the Agent where the Borrower has established an account for the Term Facility as designated by the Agent from time to time, after consultation with the Borrower;
“Business Day” means a day on which banks are open for business in Vancouver, British Columbia, Montréal (Québec), and Toronto (Ontario), excluding Saturday and Sunday;
“CAD Prime Rate” means, on any day, the annual rate of interest equal to the greater of (a) the annual rate of interest announced by the Agent and in effect as its prime rate at its principal office in Toronto, Ontario on such day for determining interest rates on Canadian Dollar denominated commercial loans in Canada, and (b) the annual rate of interest equal to the sum of (i) the one month CDOR Rate in effect on such day, plus (ii) 1.00%;
“Canadian DB Pension Plan” means a Canadian Pension Plan, which contains a “defined benefit provision”, as that term is defined in subsection 147.1(1) of the Income Tax Act (Canada);
“Canadian Dollar” or “Dollar” or the symbol “$” means lawful money of Canada;
“Canadian Pension Plan” shall mean any “pension plan” that is subject to any pension standards legislation in Canada or any province thereof, which is sponsored, administered, maintained, contributed to or required to be sponsored, administered, maintained or contributed to by any Credit Party;
“Change of Control” means:
(a)any transaction or event (including, without limitation, an issuance, sale or exchange of Equity Interests, an acquisition, merger, reorganization, amalgamation, combination, consolidation, or similar transaction, or a dissolution or liquidation) occurring on or after the date hereof (whether or not approved by the board of directors of the Borrower) as a direct or indirect result of which any Person, or group of Persons acting jointly or in concert, acquires beneficial ownership or voting control or direction of more than 50% of the outstanding voting Equity Interests of the Borrower; or

(b)the occupation of a majority of the seats (other than vacant seats) on the board of directors of the Borrower by Persons who were neither: (i) nominated by the board of directors of the Borrower, nor (ii) appointed by directors so nominated;
“Collateral” means with respect to any Credit Party, all of its present and future right, title and interest in and to any property of any kind with respect to which it grants any Lien pursuant to any Security Document granted by it to the Agent;
“Commercial Lender” means each of the Persons having executed this Agreement as Commercial Lender and any other Person who becomes a Commercial Lender in accordance with this Agreement;
“Commitment” means, with respect to each Lender, its proportion (expressed as a percentage or as an amount, as the case may be) of the aggregate amount of the Term Facility, as specified opposite its name in Schedule “A”, subject however to any readjustment resulting from a modification in the amount of the Term Facility;
“Compliance Certificate” means a certificate required to be delivered from time to time by the Borrower to the Secured Parties substantially in the form of Schedule “B” for the purpose of confirming compliance of the Borrower (and the other Credit Parties) with, inter alia, the financial, restrictive or other covenants under this Agreement;
“Control” (including any correlative term) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person (whether through ownership of securities or partnership or trust interests, by contract or otherwise); without limiting the generality of the foregoing (i) a Person is deemed to Control a corporation if such Person (or such Person and its Affiliates) holds outstanding shares or other rights carrying more than 50% of the voting power in the election of the board of directors of the corporation; (ii) a Person is deemed to Control a partnership if such Person (or such Person and its Affiliates) holds more than 50% in value of the equity of the partnership; (iii) a Person is deemed to Control a trust if such Person (or such Person and its Affiliates) holds more than 50% in value of the beneficial interests in the trust; and (iv) a Person that controls another Person is deemed to Control any Person controlled by that other Person;
“Corporate Structure Chart” means, as applicable, such corporate structure information (including in the form of a perfection certificate) of the Borrower and its Subsidiaries, in form and substance acceptable to the Lenders, which is required to be delivered under this Agreement;
“Covenants” means the covenants reiterated and incorporated by reference in Section 8.1(b);
“Credit Documents” means this Agreement, the Security Documents, the Guarantee Agreements, and any other present and future document relating to any of the foregoing;
“Credit Party” means the Borrower and any guarantor under this Agreement from time to time;
“Current Security Package” means the current security package referred to in Section 7.2;
“Default” means any event or circumstance, which constitutes an Event of Default or which, with the lapse of time, the giving of a notice, or both, would constitute an Event of Default;
“Deposit Account” shall mean, with respect to any Person, any demand, time, savings, passbook or similar account of such Person maintained with a bank, savings and loan association, credit union or similar organization, whether now owned or existing or hereafter acquired or arising;
“Drawdown Outside Date” means December 31, 2022;
“Effective Date” means the effective date referred to in Section 6.1;
“Effective Date 13-Week Cash Flow” has the meaning specified in Section 6.1(b)(i);
“Effective Date Business Plan” has the meaning specified in Section 6.1(b)(ii);
“Environmental Laws” means all current and future federal, national, state, provincial, regional, foreign, local and all other laws, rules or regulations, codes, ordinances, orders, decrees, judgments or injunctions issued, promulgated, approved or entered thereunder or other requirements of Governmental Authorities or the common law, relating to health, safety, or pollution or protection of the environment, including laws relating to emissions, discharges, releases or threatened releases of, or exposure to, pollutants, contaminants, chemicals or industrial, toxic or hazardous substances, or wastes into the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances, or wastes, or underground storage tanks and emissions or releases therefrom;
“ERISA” means the Employee Retirement Income Security Act of 1974;
“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with a Credit Party, is treated as a single employer under Section 414(b) or (c) of the IRC or, solely for purposes of Section 302 of ERISA and Section 412 of the IRC, is treated as a single employer under Section 414(b), (c), (m) or (o) of the IRC;
“ERISA Event” means (a) any “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a US Pension Plan (other than an event for which the 30 day notice period is waived); (b) the determination that any US Pension Plan, is considered an at-risk plan or that any US Pension Plan, is endangered or is in critical status within the meaning of Sections 430, 431 or 432 of the IRC or Sections 303, 304 or 305 of ERISA, as applicable; (c) the incurrence by a Credit Party or any ERISA Affiliate of any liability under Title IV of ERISA, other than for PBGC premiums not yet due; (d) the receipt by a Credit Party or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any US Pension Plan or to appoint a trustee to administer any US Pension Plan or the occurrence of any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any US Pension Plan; (e) the appointment of a trustee to administer any US Pension Plan; (f) the withdrawal of a Credit Party or any ERISA Affiliate from a US Pension Plan subject to Section 4063 of ERISA during a plan year in which such entity was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or the cessation of operations by a Credit Party or any ERISA Affiliate that would be treated as a withdrawal from a US Pension Plan under Section 4062(d) of ERISA; (g) the partial or complete withdrawal by a Credit Party or any ERISA Affiliate from any US Multiemployer Plan or a notification that a US Multiemployer Plan is insolvent; or (h) the taking of any action to terminate any US Pension Plan under Section 4041 or 4041A of ERISA;
“Event of Default” means an event of default referred to in Section 9.1;
“Equity Interests” means, with respect to any Person, any and all shares, units, interests, participations or other equivalents, including membership interests (however designated, whether voting or nonvoting), of capital of such Person, including, if such Person is a partnership, partnership interests or units (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership, whether outstanding on the Effective Date or thereafter;
“Excess Cash” means (i) all cash and cash equivalents, as presented in the quarterly financial statements for the Borrower on a consolidated basis, plus (ii) the unused portion of any availability under the Senior Credit Agreement determined as of the last day of each Fiscal Quarter (based inter alia on the Borrowing Base Certificate (as such term is defined in the Senior Credit Agreement) as of such date, less (iii) US$75,000,000;
“Finance Lease” is defined in the definition of the term “Finance Lease Obligations”;
“Finance Lease Obligations” of any Person shall mean the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof (each, a “Finance Lease”), which obligations are required to be classified and accounted for as finance leases on a balance sheet of such Person under GAAP. For the purposes of this Agreement, the amount of such obligations at any time shall be the capitalized amount thereof at such time, determined in accordance with GAAP;
“Fiscal Quarter” shall mean, with respect to any Credit Party, a three month period ending on the last day of March, June, September and December of each Fiscal Year of such Credit Party.
“Fiscal Year” shall mean the Fiscal Year of the Borrower beginning in each case on January 1 of any calendar year and ending on December 31 of that calendar year.
“Fixed Rate” means a rate of interest of 5.00% per annum;
“Fixed Rate Period” means a the Fixed Rate period referred to in Section 3.4(a)(i);
“GAAP” means Generally Accepted Accounting Principles and procedures of accounting in the United States of America, as set forth in opinions and pronouncements of the Financial Accounting Standards Board, or which otherwise have substantial authoritative support and are applicable in the circumstances as of the date of any report required herein or as of the date of an application of such principles as required herein; provided that, in the event that a change in Generally Accepted Accounting Principles and procedures of accounting in the United States of America or the application thereof to the financial statements of the Borrower and Credit Parties shall result in any ratios and covenants set out herein having a materially different economic effect, the Borrower and the Agent shall use all reasonable efforts to agree on such changes to such covenants, or to the definitions comprising the constituent elements thereof, so as to preserve the economic effect of such covenants as at the Effective Date; in the event that the Borrower and the Agent are unable to reach such agreement, all calculations thereafter made for the purpose of determining compliance with such covenants shall be made on a basis consistent with Generally Accepted Accounting Principles and procedures of accounting in the United States of America as in existence on the Effective Date.
“Governmental Authority” means any federal, national, state, provincial, regional, foreign and local and all other court or governmental agency, authority, instrumentality or regulatory body;
“Guarantee” means any obligation, contingent or not, directly or indirectly guaranteeing any liability or indebtedness of any Person or protecting a creditor of such Person from a loss in respect of any such liability or indebtedness or having the same economic effect;
“Guarantee Agreements” means the guarantee agreements in form acceptable to the Agent entered into by the applicable Credit Parties for the benefit of the Agent pursuant to Section 7.1;

“Insolvency Law” means, to the extent applicable:
(a)the Bankruptcy and Insolvency Act (Canada);
(b)the Companies’ Creditors Arrangement Act (Canada);
(c)the United States Bankruptcy Code; or
(d)the Australian Corporations Act; or
(e)any similar federal, national, state, provincial, regional, foreign and local bankruptcy or insolvency law, in each case as now constituted or hereafter amended or enacted;
“Insolvency Proceeding” means any proceeding seeking to adjudicate a Credit Party an insolvent, seeking a receiving order against a Credit Party under the Bankruptcy and Insolvency Act (Canada), or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief or composition of a Credit Party or its debts or a stay of proceedings of a Credit Party’s creditors generally (or any class of creditors) or any other relief, under any federal, provincial or foreign law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and any similar legislation in any jurisdiction) or at common law or in equity;
“Intercreditor Agreement” means the intercreditor agreement dated January 19, 2022 made between, inter alios, the Senior Agent, the Agent and the Borrower and as agreed to and acknowledged by BDC;
“Key Management” means Phil Brace or any other Person holding the title President and Chief Executive Officer; Samuel C. Cochrane or any other Person holding the title Chief Financial Officer; Pravin Desale or any other Person holding the title Senior Vice President, Engineering; Jennifer A. Farac or any other Person holding the title General Counsel and Corporate Secretary; Steve Harmon or any other Person holding the title Senior Vice President, Global Sales; Roy MacLean or any other Person holding the title Senior Vice President, Operations; and James P. Ryan or any other Person holding the title Senior Vice President and General Manager IoT Solutions and Marketing including for greater certainty any replacement of the foregoing individuals who will in the future hold similar roles, functions or titles;
“Lenders” means collectively the Commercial Lenders and BDC;
“Lien” means with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, assignment for security, hypothecation, encumbrance, charge or security interest in or on such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, Finance Lease or title retention agreement relating to such asset, and (c) in respect of collateral located in Australia, includes any “security interest” as defined in section 12 of the Australian PPSA other than any deemed security interest under section 12(3) of the Australian PPSA which does not secure the payment or performance of an obligation, and (d) in respect of collateral located in France any sûreté réelle including any gage immobilier, hypothèque, privilege, nantissement, gage, delegation and cession à titre de garantie et/ou fiduciaire securing the obligations of any Person or any agreement or arrangement having a similar effect;
“Majority Commercial Lenders” means (a) at any time where there is one or two Commercial Lenders, such Commercial Lenders, (b) at any time where there is more than two Commercial Lenders, any group of Commercial Lenders whose Commitments amount in the aggregate to more than 66⅔% of the aggregate amount of the Term Facility allocated to all the Commercial Lenders (excluding, for certainty, the Commitment of BDC);

“Majority Lenders” means the Majority Commercial Lenders and BDC;
“Material Adverse Change” means any change, condition, event or occurrence which, when considered individually or together with other changes, conditions, events or occurrences, could reasonably be expected to have a Material Adverse Effect;
“Material Adverse Effect” means any act, omission, event or undertaking which could reasonably be expected to, singly or in the aggregate, have a materially adverse effect upon (a) the business, assets, properties, liabilities, condition (financial or otherwise), results of operations or business prospects of the Credit Parties taken as a whole, (b) the ability of the Credit Parties taken as a whole to perform any obligations under this Agreement or any other Credit Documents, (c) the legality, validity, binding effect, enforceability or admissibility into evidence of any Credit Document or the ability of the Agent to enforce any material rights or remedies under or in connection with any Credit Document, or (d) the perfection or priority of the Agent’s Lien on the Collateral;
“Maturity Date” means January 19, 2026, provided that if any such day falls on a day which is not a Business Day, then the applicable date will be the immediately following Business Day;
“Multi-Year Business Plan” means the Effective Date Business Plan as the same is updated from time to time as required pursuant to Section 8.3(b)(i);
“Obligations” means, without duplication:

(a)the due and punctual payment by the Borrower of the principal of and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Borrowings under the Term Facility, when and as due under the terms of the Credit Documents, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise;
(b)each payment required to be made by the Borrower in respect of any obligations to provide cash collateral, and all other monetary obligations of the Borrower to the Agent and the Lenders under this Agreement and each of the other Credit Documents, including obligations to pay fees, expense reimbursement obligations and indemnification obligations, whether primary, secondary, direct, contingent, fixed or otherwise, arising under the Credit Documents (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding),
(c)the due and punctual payment of all the monetary obligations of each other Credit Party under or pursuant to this Agreement and each of the other Credit Documents to which it is a party; and
(d)the due and punctual payment and performance of all obligations of each Credit Party to a Lender or an Affiliate of a Lender in respect of services relating to cash consolidation, cash management and electronic funds transfer arrangements between a Credit Party and a Lender or an Affiliate of a Lender, including without limitation, obligations in respect of overdrafts, credit card services, temporary advances, interest and fees.
“OFAC” means The Office of Foreign Assets Control (OFAC) of the U.S. Department of Treasury;
“OSFI” means the Office of the Superintendent of Financial Institutions (Canada);

“Payment Date” has the meaning given to it is Section 3.4(c)(i);
“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions;
“Pension Plan Event” means (a) that a Governmental Authority gives notice of its intention to terminate, in whole or in part, a US Pension Plan or a Canadian Pension Plan which is a Canadian DB Pension Plan, or to appoint a replacement administrator of a US Pension Plan or a Canadian Pension Plan which is a Canadian DB Pension Plan, (b) any Credit Party declares or gives notice of intention to declare a wind up of a US Pension Plan or a Canadian Pension Plan which is a Canadian DB Pension Plan, in whole or in part, or (c) any ERISA Event;
“Permitted Liens” means the Liens granted by any Credit Party to the Senior Agent in connection with the Senior Credit Agreement and such Liens permitted as of the Effective Date under the Senior Credit Agreement, as amended from time to time with the consent of the Lenders;
“Person” means any natural person, corporation, company, partnership, joint venture, limited liability company, unincorporated organization, trust or any other entity;
“Pro Rata Share” means, in respect of each Lender from time to time, the percentage determined by dividing the Lender's Commitment under the Term Facility by the aggregate of all of the Lenders' Commitments under the Term Facility;
“Restricted Payments” means (a) any dividend or other distribution, direct or indirect, on account of any Equity Interests of any Credit Party, now or hereafter outstanding (other than the payment of dividends by one Credit Party to another Credit Party), (b) any redemption, retirement, sinking fund or similar payment, purchase, exchange or other acquisition for value, direct or indirect, of any Equity Interests of any Credit Party, now or hereafter outstanding, (c) any payment made to redeem, purchase, repurchase or retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire Equity Interests of any Credit Party; (d) any payment of a claim for the rescission of the purchase or sale of, or for material damages arising from the purchase or sale of, any Equity Interests of any Credit Party or of a claim for reimbursement, indemnification or contribution arising out of or related to any such claim for damages or rescission; (e) any bonus, fee or like payment to any shareholder, partner, director or officer of a Person or Affiliate of a Person, excluding however for certainty performance bonuses and like payments to employees made in the ordinary course of business (f) any payment, loan, contribution, management fee, equity earn-out or other transfer of funds or other property to any holder of Equity Interests of any Credit Party other than (i) Permitted Investments (as defined in the Senior Credit Agreement), or (ii) payment of compensation in the ordinary course of business to holders who are employees or directors of such Credit Party, and (g) any redemption, repurchase or prepayment or other retirement, prior to the stated maturity thereof or prior to the due date of any regularly scheduled instalment or amortization payment with respect thereto, of any indebtedness of a Person (other than trade debt);
“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by:
(a)(i) the U.S. government, including those administered by OFAC or (ii) the U.S. State Department, the U.S. Department of Commerce, the U.S. Department of the Treasury or any other United States Governmental Authority;
(b)the Canadian Department of Global Affairs Canada, Innovation, Science and Economic Development Canada, OSFI or any other applicable Canadian Governmental Authority; and
(c)the United Nations Security Council;

“Sanctions List” means any of the lists of specifically designated nationals or designated Persons (or equivalent) held by the U.S. government, including those administered by OFAC, the U.S. State Department, the U.S. Department of Commerce or the U.S. Department of the Treasury, or the United Nations Security Council or any similar list maintained by any other Canadian or United States Governmental Authority, in each case as the same may be amended, supplemented or substituted from time to time;
“Secured Parties” means, collectively, the Agent and the Lenders; and “Secured Party” means any one of them;
“Security” means the Liens, security and subordinations granted and the undertakings and acknowledgments provided to or for the benefit of the Secured Parties pursuant to Section 7.2;
“Security Documents” means any document or agreement evidencing or relating to the Security including any subordination and intercreditor agreement and consent and waiver agreement contemplated herein;
“Security Package” has the meaning set forth in Section 7.2;
“Senior Agent” means Canadian Imperial Bank of Commerce in its capacity as administrative agent under the Senior Credit Agreement;
“Senior Compliance Certificate” means such certificate required to be delivered from time to time by the Borrower to the Senior Agent in accordance with the Senior Credit Agreement for the purpose of confirming compliance of the Borrower (and the other Credit Parties) with, inter alia, the financial or other covenants under the Senior Credit Agreement as well as accuracy of representations and warranties and absence of default thereunder;
“Senior Credit Agreement” means the amended and restated credit agreement dated January 19, 2022 and all credit facilities provided thereunder between the Borrower, the loan parties from time to time party thereto, Canadian Imperial Bank of Commerce, as administrative agent, and the financial institutions from time to time party thereto, as such agreement may be further amended, restated, supplemented or replaced from time to time;
“Senior Interest Rate” means, at any time, the interest rate payable by the Borrower under the Senior Credit Agreement on Senior Prime Rate Loans at such time if the Borrower had elected to pay interest based on the CAD Prime Rate plus the then applicable margin above the CAD Prime Rate under the Senior Credit Agreement; provided that if the loans under the Senior Credit Agreement are repaid in full and the Senior Credit Agreement is terminated, or if any other reason, the Senior Interest Rate as hereinbefore defined is not available to the Agent, the Senior Interest Rate for the purposes of this Agreement will be the last available Senior Interest Rate based on the foregoing definition;
“Senior Lender” means, collectively, the financial institutions from time to time party to the Senior Credit Agreement, as lenders, and Canadian Imperial Bank of Commerce, as administrative agent;
“Senior Prime Rate Loans” means loans denominated in Dollars made pursuant to the Senior Credit Agreement in respect of which the Borrower has the option of electing that they bear interest at the CAD Prime Rate;
“Subordinated Debt” means any indebtedness which is subordinated and postponed as to principal and interest to the obligations of the Borrower under the Term Facility, pursuant to a Subordination Agreement;

“Subordination Agreement” means the subordination agreements referred to in Section 7.3;
“Subsidiary” means a Person that is under the Control of another Person;
“Tax Evasion” means such tax evasion referred to in Section 8.2(g)(vi);
“Term Facility” means the facility referred to in Section 2.1;
“Transfer” means the transfer referred to in Section 13.3(a);
“US Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA to which any Credit Party or any ERISA Affiliate contributes, is obligated to contribute or has any liability;
“US Pension Plan” means any employee pension benefit plan as defined in Section 3(2) of ERISA (other than a US Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the IRC or Section 302 of ERISA, and in respect of which a Credit Party or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA; and
“Wholly-Owned Subsidiary” means, with respect to any Person, any other Person whose equity securities (or equivalent ownership interests) are, directly or indirectly, wholly-owned by such Person.
1.2Extended Meanings
In this Agreement words importing the singular number only include the plural and vice versa. The term “including” means “including without limiting the generality of the foregoing”. All definitions of or references to any agreement or document in this Agreement will be construed as referring to such agreement or document, as it may be amended, supplemented, restated or replaced from time to time. Any reference in this Agreement to any Person will be construed to include such Person's successors and permitted assigns. Any reference to any law or regulation in this Agreement will be construed to refer to such law or regulation as amended or supplemented from time to time.
1.3References to the Senior Credit Agreement
In the event of any amendment to or waiver of any provision of the Senior Credit Agreement which is incorporated in or made applicable to this Agreement by reference (including the reference to the Liens and indebtedness permitted under the Senior Credit Agreement), such amendment or waiver will also apply to such provision as incorporated in or applicable to this Agreement to the extent the Lenders have consented in writing to such applicable amendments. Upon receipt of such written consent by the Lenders, no further action or no further document will be required to give effect to such amendment under this Agreement. If the Senior Credit Agreement terminates, any reference thereto in this Agreement will then remain in effect notwithstanding the termination.
1.4Accounting Terms and Calculations
Unless otherwise provided, (i) terms and expressions of an accounting or financial nature have the respective meanings given to such terms and expressions under GAAP, (ii) calculations must be made in accordance with GAAP insofar as applicable, and (iii) financial ratios must be calculated in accordance with the requirements of the Senior Credit Agreement (as same are calculated as of the date of this Agreement unless otherwise agreed to by the Lenders). In the event of a change in GAAP having a material effect on the application of certain provisions of this Agreement, the Borrower and the Lenders, further to a request from any party, will use reasonable efforts to negotiate amendments to these provisions in order to facilitate their application and preserve the original intent of the affected provisions.
1.5Currency Conversions
Where any amount expressed in any currency has to be converted or expressed in another currency, or where its equivalent in another currency has to be determined (or vice versa), the calculation is made at the exchange rate announced or quoted by the Bank of Canada in accordance with its normal practices at or around 4:30 p.m. (Eastern time) on the previous Business Day for the relevant currency against the other currency (or vice versa). If the Bank of Canada does not announce such a rate, then the Agent will use the spot rate available from the Bloomberg or Reuters service, or if such rate is not available, a rate that the Agent determines to be reasonable and is otherwise acceptable to the Borrower, acting reasonably.
1.6Time
Except where otherwise indicated in this Agreement, any reference to time means local time in Toronto.
1.7Headings and Table of Contents
The headings and the Table of Contents are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section, paragraph or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Sections, Paragraphs and Schedules are to Sections, Paragraphs of and Schedules to this Agreement.
1.8Calculation of Time
If any period of time is to expire hereunder on any day that is not a Business Day, the period will be deemed to expire on the next succeeding Business Day. If any report or other performance is required to be delivered or performed on any day that is not a Business Day, the delivery or performance will be due on the next succeeding Business Day.
1.9Governing Law
This Agreement is governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.
1.10Inconsistency
In the event of inconsistency between this Agreement and any other Credit Document, the provisions of this Agreement will be accorded precedence.
1.11Australian Code of Banking Practice
The parties agree that the Australian Code of Banking Practice does not apply to this Agreement, any other Credit Document and the transactions under them.
1.12Luxembourg terms
In this Credit Agreement, where it relates to Sierra Wireless Luxembourg S.à.r.l., a reference to:
(e)a “dissolution”, “bankruptcy”, “insolvency”, “receivership” includes, without limitation, any procedure or proceeding in relation to an entity becoming bankrupt (faillite), insolvent, subject to voluntary or judicial liquidation, composition with creditors (concordat préventif de la faillite), moratorium or reprieve from payment (sursis de paiement), controlled management (gestion controlee), general settlement with creditors, reorganization or any other similar proceedings affecting the rights of creditors generally under Luxembourg law, and shall be construed so as to include any equivalent or analogous liquidation or reorganization proceedings;
(f)an “officer” includes, without limitation, a “mandataire”;
(g)an “Organizational Document” includes the up-to-date (restated) articles of association (status coordonnés);
(h)a “receiver” or the like includes, without limitation, a juge délégué, commissaire, juge-commissaire, liquidateur or curateur or any other person performing the same function of each of the foregoing;
(i)a “matured debt” or “absolute debt” includes, without limitation, any exigible, certain and liquid obligation;
(j)a “security” or a “security interest” includes, without limitation, any hypothèque, nantissement, gage, privilege, accord de transfert de propriété à titre de garantie, gage sur fonds de commerce, droit de rétention or sûreté réelle whatsoever and whether granted or arising by operation of law ; and
(k)a person who “becomes unable, admits in writing its inability or failure generally to pay its debts as they become due” includes, without limitation, that person being in a state of cessation of payments (cessation de paiements).

Article 2THE TERM FACILITY
2.1The Term Facility
The Lenders severally (and not jointly or jointly and severally) agree to make available to the Borrower a non-revolving term facility (“Term Facility”) in a principal amount not to exceed their respective Commitment set out in Schedule “A” hereto. As at the date of this Agreement, the collective Commitments of the Lenders with respect to the Term Facility aggregate to $60,000,000.
2.2Purpose of the Term Facility
The Borrower will only use the Term Facility to fund the cash flow needs of operations of the Credit Parties primarily based or located in Canada (including (A) repayments of outstanding loans under an overdraft or operating facility of the applicable Credit Parties so long as the applicable Lender’s or other financial institution’s commitment or authorized amount thereunder is not reduced (other than to the extent of temporary advances or borrowing excesses); and (B) normally scheduled principal and interest payments on any of the applicable Credit Parties’ existing indebtedness as well as ordinary course of business lease, equipment or supplier financing payments).
For further certainty, the proceeds from the Term Facility will not be used (a) for repayment of outstanding loans on the maturity date thereof; (b) to fund cash sweep payments under outstanding loans and similar types of payments; (c) to fund Restricted Payments or (d) to fund directly or indirectly any acquisitions (including any Permitted Acquisition as defined in the Senior Credit Agreement).

2.3Availability
(a)The Term Facility will be available through Borrowings and will not revolve such that the Borrower may not re-borrow any Borrowing previously repaid, any such repayment automatically reducing the Term Facility by an amount equal to the amount repaid.
(b)The Term Facility must be drawn by the Borrower:
(i)in a maximum of up to four Borrowings;
(ii)during the period of time between the Effective Date and the Drawdown Outside Date (inclusively); and
(iii)in a manner which ensures that no further Borrowings may be drawn and disbursed during the 3-month period following the immediately preceding drawdown under the Term Facility.
(c)Upon the earliest of:
(i)the Drawdown Outside Date; or
(ii)the disbursement date of the fourth Borrowing under the Term Facility, any unused portion of the Term Facility will cease to be available and the Commitment of each Lender related thereto, will be automatically and permanently terminated and cancelled.
2.4Notice of Borrowings
To obtain a Borrowing under the Term Facility, the Borrower must give a notice to the Agent specifying:
(a)the amount of the Borrowing, which must be a multiple of $100,000, but with a minimum of $2,500,000 per Borrowing; and
(b)the date of the Borrowing, which must be a Business Day.
For each Borrowing under the Term Facility, the Borrower must also comply with Section 6.2.
The notice must be given no later than 10:00 a.m. five Business Days preceding the date of the Borrowing. Each notice must be in writing in the form of Schedule “C” or in any other form as may be agreed from time to time between the Agent and the Borrower. The Agent will provide promptly to the Lenders a copy of each such notice (no later than the delay set forth in Section 2.6(c)).
2.5Irrevocability of Notices of Borrowing/Prepayment
The Borrower may not cancel a notice of Borrowing or prepayment, unless applicable breakage costs are paid, as contemplated by Section 13.7.
2.6Funding
(a)Subject to Section 2.6(c), at the request of the Agent, each Lender will promptly pay to the Agent such Lender's Pro Rata Share of any Borrowing made or to be made by the Agent on behalf of the Lenders. The Agent will provide the Lenders with such information as may be necessary in order for the Lenders to make payments to the Agent and fund their respective Pro Rata Shares of any Borrowing (subject to rounding adjustments by the Agent).
(b)Any amount to be paid by a Lender to the Agent must be made available to the Agent (to such account of the Agent as notified in writing to each Lender) by 12:00 noon (Toronto time) on the applicable day. Any amount to be disbursed by the Agent to the Borrower will be made available to the Borrower by crediting the account of the Borrower at the Branch of Account or at any other place or in any other manner to be agreed upon from time to time between such Borrower and the Agent.
(c)The Agent will not be required to fund a requested Borrowing to the Borrower until the Agent has received from each Lender its Pro Rata Share of such Borrowing. Notwithstanding the foregoing, the Agent may not request the Lenders to fund their respective Pro Rata Shares of any Borrowing pursuant to Section 2.6(a), before having confirmed with each Lender at least two Business Days prior to the requested date of advance of a Borrowing pursuant to Section 2.6(a)) that the conditions precedent set forth at Section 6.2 have been completed to such Lender's satisfaction.
(d)Upon receipt of a confirmation from each Lender that the conditions precedent to a proposed Borrowing have been satisfied, then unless the Agent has received notice from a Lender prior to the proposed date of advance of such Borrowing that such Lender will not make available to the Agent such Lender's Pro Rata share of such Borrowing, the Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event if a Lender has not in fact made its share of the applicable advance available to the Agent, then the applicable Lender will pay to the Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation. If such Lender pays such amount to the Agent, then such amount will constitute such Lender's Borrowing included in such advance. If the Lender does not do so forthwith, the Borrower will pay to the Agent forthwith on demand such corresponding amount with interest thereon at the interest rate applicable to the advance in question. Any payment by the Borrower will be without prejudice to any claim the Borrower may have against a Lender that has failed to make such payment to the Agent.
2.7Limitations on each Lender's Obligation to Fund
Each Lender's obligation to fund Borrowings under Term Facility is limited to such Lender's Commitment and each Borrowing will be advanced to the Agent concurrently by each Lender rateably in accordance with its Pro Rata Share. The obligations of the Lenders hereunder are not joint or joint and several (solidary), and no Lender is responsible for the obligations of any other Lender.
2.8Account of Record
The Agent will open and maintain books of account evidencing all Borrowings and all other amounts owing by the Borrower to the Lenders hereunder. The Agent will enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Borrower hereunder. The information entered in the foregoing accounts will constitute prima facie evidence of the obligations of the Borrower to the Lenders hereunder with respect to all Borrowings and all other amounts owing by the Borrower to the Lenders hereunder. After a request by the Borrower, the Agent will promptly advise the Borrower of such entries made in the Agent's books of account.
Article 3FEES AND INTEREST
3.1Upfront Fee
The Borrower must pay to the Agent an upfront fee specified in a separate agreement executed prior to this Agreement and to be distributed in accordance with such agreement.
3.2Annual Fee in respect of Term Facility
The Borrower will pay to the Agent, for the rateable benefit of the Lenders, on each anniversary date of the Effective Date, an annual fee equal to (i) [Redacted: percentage]% of the of the aggregate amount of the Commitments on the first anniversary date; (ii) [Redacted: percentage]% of the of the aggregate amount of the Commitments on the second anniversary date; and (iii) [Redacted: percentage]% of the aggregate amount of the Commitments on the third anniversary date. For certainty, the annual fee will be payable by the Borrower based on the aggregate amount of the Commitments made available on the Effective Date notwithstanding the termination and cancellation of the unused portion of the Term Facility pursuant to Section 2.3 and any prepayment of the Borrowings under Section 4.2.
3.3Standby Fee
The Borrower will pay to the Agent for the rateable benefit of the Lenders, a standby fee on the unused portion of the aggregate amount of the Commitments. The standby fee will be calculated daily from the date of this Agreement at an annual rate equal to [Redacted: percentage]% per annum. The standby fee will be payable quarterly to the Agent in arrears on the first Business Day of each Fiscal Quarter.
3.4Interest on Borrowings
(a)Borrowings will bear interest from the date of advance to the date of repayment in full, both before and after default, maturity and judgement, as follows:
(i)for the period between the Effective Date and the first anniversary date of the Effective Date (inclusively) (the “Fixed Rate Period”), at the Fixed Rate;
(ii)thereafter until the second anniversary date of the Effective Date (inclusively), at a per annum rate equal to the greater of (A) the Senior Interest Rate plus 1.00%; and (B) the Fixed Rate plus 1.00%;
(iii)thereafter until the third anniversary date of the Effective Date (inclusively), at a per annum rate equal to the greater of: (A) the Senior Interest Rate plus 2.00%; and (B) the Fixed Rate plus 2.00%; and
(iv)thereafter, at a per annum rate equal to the greater of: (A) the Senior Interest Rate plus 3.00%; and (B) the Fixed Rate plus 3.00%.
(b)Each determination by the Agent of the Senior Interest Rate and the rate of interest applicable to the Borrowings from time to time will, in the absence of manifest error, be binding upon the Borrower. Changes in the Senior Interest Rate will cause an immediate adjustment of the interest rate applicable to the Borrowings without the necessity of any notice to the Borrower.

(c)Such interest is payable to the Agent for the rateable benefit of the Lenders as follows:
(i)during the Fixed Rate Period, interest on any Borrowing will accrue and be added to the principal amount of such Borrowing (capitalized) on the first day of each month (each, a “Payment Date”); and
(ii)after the Fixed Rate Period, interest on any Borrowing (including on all interest capitalized during the Fixed Rate Period) will accrue and be payable monthly in arrears on each applicable Payment Date.
(d)For certainty, the interest accrued and added to the principal amount of any Borrowings during the Fixed Rate Period will bear interest at the same rate as the principal amount of the Borrowings from time to time and will be due and payable by the Borrower on the Maturity Date.
(e)The Agent will provide to the Lenders or the Borrower, from time to time, upon request, advice as to the Senior Interest Rate at such time.
3.5Calculation of Interest Rates
(a)Interest rates and fees are annual rates and will be calculated on the principal amount of the Borrowings (including capitalized interest) outstanding from time to time and on the basis of the actual number of days elapsed in a year of 365 days or 366 days, as the case may be.
(b)Interest will be calculated using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed re-investment of interest.
(c)For the purposes of the Interest Act (Canada) only, the annual rate of interest equivalent to a rate otherwise calculated under this Agreement is equal to the rate so calculated multiplied by the actual number of days included in a given year and divided by 365 (366) days.
(d)Notwithstanding anything herein to the contrary, in no event will any interest rate or rates referred to herein (together with other fees payable hereunder which are construed by a court of competent jurisdiction to be interest or in the nature of interest) exceed the maximum interest rate permitted by Applicable Law. If such maximum interest rate would be exceeded by the terms hereof, the rates of interest payable hereunder will be reduced to the extent necessary so that such rates (together with other fees which are construed by a court of competent jurisdiction to be interest or in the nature of interest) equal the maximum interest rate permitted by Applicable Law, and any overpayment of interest received by the Agent or the Lenders theretofore will be applied, forthwith after determination of such overpayment, to pay all then outstanding interest, and thereafter to pay outstanding principal, as if the same were a prepayment of principal and treated accordingly hereunder.
3.6Interest on Arrears or Event of Default
(a)Any amount (whether principal, interest, costs or otherwise) which is not paid when due (including, for certainty, any payment due which is being blocked from being made to the Lenders pursuant to terms agreed upon between the Lenders and other creditors of the Borrower, including the Senior Lenders) will bear interest at the interest rate in effect from time to time for Borrowings (pursuant to

Section 3.4) plus 2.00% per annum. Interest on arrears will be compounded monthly and will be payable on demand.
(b)Without duplication with Section 3.6(a), at the election of the Lenders while any Event of Default exists (or automatically while any Event of Default under Sections 9.1(h), (i), (j) and (k) exists), the Borrower will, subject to the Applicable Law, pay interest (after as well as before maturity and judgement) on the Borrowings from and after the date of occurrence of such Event of Default for so long as it is existing, at the interest rate in effect from time to time for Borrowings (pursuant to Section 3.4) plus 2.00% per annum. All such interest will be payable on demand by the Agent.
Article 4REPAYMENT AND PREPAYMENT
4.1Mandatory Repayments of the Term Facility
(a)The Borrower must repay in full the outstanding Borrowings and pay all other amounts owing under Term Facility on the Maturity Date.
(b)The Borrower must also repay, commencing with the Fiscal Quarter ending on December 31, 2022, an amount equal to 50% of the Borrower’s Excess Cash in each Fiscal Quarter, up to a maximum aggregate amount of US$25,000,000 per Fiscal Year (including for greater certainty the 2022 Fiscal Year), such repayments to reduce the principal balance outstanding under the Term Facility and to be made by no later than (i) 60 days after the end of each of Fiscal Quarter (other than the fourth Fiscal Quarter of each Fiscal Year) of the Borrower and (ii) 90 days after the end of the fourth Fiscal Quarter of each Fiscal Year, in each case, provided that such payment is made in accordance with the provisions of the Intercreditor Agreement.
4.2Prepayments
The Borrower may make, from time to time, prepayments on outstanding Borrowings under the Term Facility without penalty, subject to the following terms and conditions:
(a)the Borrower provides at least 5 Business Days' prior written notice to the Agent setting out the principal amount it wishes to prepay and the proposed date of repayment;
(b)the Borrower pays, in addition to such principal amount, all accrued and unpaid interest on the amount to be prepaid;
(c)[Redacted: commercially sensitive information]
(d)any such prepayment shall be made in accordance with the provisions of the Intercreditor Agreement.
Any amount prepaid will permanently reduce the amount of the Term Facility.
Article 5PLACE AND CURRENCY OF PAYMENT
5.1Payments to the Agent
(a)All payments to be made by the Borrower must be made to the Agent at the Branch of Account without deduction, counterclaim or set-off of any nature or kind.

(b)All payments made to the Agent will be deemed to have been made to the Agent for the rateable benefit of the applicable Lenders.
(c)Any payment due by the Borrower may be charged to or debited from any account maintained by Borrower with the Agent.
5.2Time of Payments
Any payment that is due on a day that is not a Business Day may be made on the next Business Day but will bear interest until received in full. All payments must be made in funds, which are immediately available on the date on which payment is due.
5.3Currency
Unless otherwise provided, (i) all amounts owing under any Borrowing are payable in the currency of such Borrowing; and (ii) all other amounts are payable in Dollars.
5.4Judgment Currency
If a judgment is rendered against the Borrower for an amount owed hereunder and if the judgment is rendered in a currency (“other currency”) other than that in which such amount is owed under this Agreement (“currency of the Agreement”), the Borrower will pay, if applicable, at the date of payment of the judgment, an additional amount equal to the excess (i) of the said amount owed under this Agreement, expressed into the other currency as at the date of payment of the judgment, over (ii) the amount of the judgment. For the purposes of obtaining the judgment and making the calculation referred to in (i), the exchange rate will be the spot rate at which the Agent, on the relevant date, may in Toronto or Montréal, sell the currency of the Agreement to obtain the other currency. Any additional amount owed under this Section will constitute a cause of action distinct from the cause of action which gave rise to the judgment, and said judgment will not constitute res judicata in that respect. The Borrower hereby indemnifies and agrees to save the Lenders harmless from and against any loss or damage arising as a result of such deficiency.
5.5Payments Net of Taxes
If the Borrower or a Secured Party is compelled by law to make any withholding or deduction due to any tax (excluding any tax on the overall net income or capital of a Lender) or if a Lender is liable to pay tax in respect of any payment due or made by the Borrower, the Borrower will pay to the applicable Secured Party such additional amount as may be necessary in order that the payment actually received is, on a net after tax basis, equal to the payment that would otherwise have been received in the absence of such withholding or deduction or tax (including in the absence of any additional withholding or deduction or tax in respect of any additional amount payable pursuant to this Section and including taking into account taxes payable by such Lender on such additional amount).
Article 6CONDITIONS PRECEDENT TO BORROWINGS
6.1Conditions Precedent to this Agreement
This Agreement will become effective (the “Effective Date”) on the date on which the Lenders confirm to the Borrower that they are satisfied that the following conditions have been fulfilled:
(a)completion of final financial, legal and operational due diligence with respect to the Credit Parties;

(b)the Lenders will have received, in form, detail and substance satisfactory to them, each of the following documents, cash flows and plans:
(i)a 13-week cash flow projection commencing with the week in which the Effective Date occurs (“Effective Date 13-Week Cash Flow”);
(ii)a consolidated business plan and financial projections commencing with the Fiscal Year ended December 31, 2021 and for each following Fiscal Year until the Maturity Date, including (A) forecasted consolidated balance sheets and forecasted consolidated statements of income and cash flows of the Borrower for each Fiscal Year (broken down by months/quarters for the current Fiscal Year), prepared in reasonable detail setting forth, with appropriate discussion, the principal assumptions on which such business plan is based, (B) pro forma calculations of the financial covenants and (C) a capital expenditure plan (“Effective Date Business Plan”);
(iii)a copy of the constitutive documents of the Credit Parties;
(iv)a copy of the resolutions (or extracts of resolutions) authorizing the execution, delivery and performance of each Credit Party’s obligations under this Agreement and the transactions contemplated herein;
(v)a certificate of status or good standing, as applicable, in respect of the Credit Parties in their respective jurisdiction of formation;
(vi)a copy of the documents evidencing the authority and attesting to the authenticity of the signatures of the Persons acting on behalf of the Credit Parties;
(vii)a certificate of an authorized signatory of Sierra Wireless Luxembourg S.à.r.l. certifying that it is not, nor does it fulfil the criteria at the date of the certificate to, be in a situation of illiquidity (cessation de paiements) and absence of access to credit (credit ébranlé) or subject to bankruptcy (faillite), controlled management (gestion controlee), suspension of payments (sursis de paiement), arrangement with creditors (concordat prèventif de la faillite), court ordered liquidation (liquidation volontaire) or liquidation (dissolution) or any similar procedure affecting the rights of creditors under Luxembourg law;
(viii)a copy of the except (extrait) of the Luxembourg Trade and Companies Register pertaining to Sierra Wireless Luxembourg S.à.r.l. dated as of the date of this Agreement;
(ix)a copy of the negative certificate (certificate de non-inscription de decision judiciaire) from the Luxembourg Trade and Companies Register pertaining to Sierra Wireless Luxembourg S.à.r.l. and dated as of the date for this Agreement stating that no judicial decision has been registered by application of article 13, items 2 and 12 and article 14 of the Luxembourg law dated December 19, 2002 relating to the register of commerce and companies as well as the accounting and the annual accounts of companies, as amended (the “RCS Law”), according to which Sierra Wireless Luxembourg S.à.r.l. would be subject to one of the judicial proceedings referred to in these provisions of the RCS Law including in particular, bankruptcy (faillite), controlled management (gestion controlee), suspension of payments (sursis de paiement), arrangement with creditors (concordat préventif de la faillite) and any judicial liquidation (liquidation judiciaire) proceedings;

(x)a copy of the shareholders’ register of Sierra Wireless Luxembourg S.à.r.l. showing the registration of the pledge of its shares
(xi)this Agreement, duly executed and delivered by the parties hereto;
(xii)the Guarantee Agreements pursuant to Section 7.1 and the Security Documents required to be delivered pursuant to Section 7.2;
(xiii)the Intercreditor Agreement;
(xiv)a certificate evidencing the insurance coverage required to be maintained by the Credit Parties pursuant to this Agreement naming the Agent as loss payee and additional insured;
(xv)a pro forma Compliance Certificate (calculated by including all indebtedness as of the date of Borrowing, including the initial Borrowing) showing compliance as of September 30, 2021;
(xvi)an updated Corporate Structure Chart;
(xvii)evidence satisfactory to the Lenders that Senior Credit Agreement shall be effective concurrently with the effectiveness of this Agreement and the facilities made available pursuant to the Senior Credit Agreement have been amended to (A) implement a borrowing base calculation, (B) revised financial covenants satisfactory to BDC, and (C) no defaults or events of default have occurred and are continuing pursuant to the Senior Credit Agreement (or would occur as a result of this Agreement becoming effective on the Effective Date);
(xviii)legal opinions addressed to the Lenders from external counsel to the Credit Parties, relating to the existence and capacity of each Credit Party, the due authorization, execution and delivery, submission to jurisdiction and choice of law (if applicable) and the validity and enforceability of the Credit Documents to which each Credit Party is a party and such other matters as the Lenders may reasonably require;
(c)the Security (or notice thereof) has been filed, registered, or recorded in all governmental offices where such filing, registration or recording is deemed necessary or desirable by the Lenders to perfect or protect the Liens created thereby and the priority thereof;
(d)all documentation and other information required by the Lenders to satisfy their respective “Know Your Client” obligations will have been provided;
(e)all fees and expenses owing by the Borrower to the Lenders at the time of execution of this Agreement and all fees and expenses of the Lenders' counsel up to such time in connection with the Credit Documents will have been paid in full;
(f)no action, suit or proceeding (including any inquiry or investigation) by any entity (private or governmental) shall be pending or threatened (i) with respect to the Term Facility or any related documentation or (ii) with respect to any Credit Party which in the case of any or all litigation described in this sub-clause (ii) the Agent shall determine could have a materially adverse effect on the business, assets, liabilities, results of operations or condition (financial or otherwise) of the Credit Parties. The Agent shall have been provided with such information regarding the status of all litigation pending against the Credit Parties, and shall be satisfied in all respects with the status of such litigation; and
(g)blocked account agreements, duly executed and delivered by each of the Borrower, Sierra Wireless America, Inc., the Agent and the Senior Agent, in form and substance satisfactory to the Agent.
6.2Conditions Precedent to All Borrowings
The obligation of the Lenders to make any Borrowing under the Term Facility on any disbursement date will be subject to the prior satisfaction by the Borrower of each of the following conditions precedent, to the satisfaction of the Lenders:
(a)The Borrower will have delivered to the Agent a timely notice of such Borrowing in accordance with Section 2.4;
(b)The requirements set out in Section 2.3(b) have been satisfied, namely:
(i)The Borrower has not requested more than four Borrowings (including the requested Borrowing);
(ii)The proposed date of the requested Borrowing is before the Drawdown Outside Date; and
(iii)The date of the last Borrowing advanced to the Borrower was at least three months prior to the date for the requested Borrowing.
(c)At least five Business Days prior to the date of the requested Borrowing, the Agent will have received, in form and substance satisfactory to the Lenders, a certificate, setting forth or attaching the following:
(i)an updated 13-Week Cash Flow showing the liquidity requirements for the next 13-week period following the disbursement date and confirming that such liquidity (in addition to the proceeds from the Borrowing) will be sufficient to meet the liquidity requirements of the Borrower for such period;
(ii)an update of the Multi-Year Business Plan as of the end of the most recently ended Fiscal Quarter of the Borrower;
(iii)that all taxes, assessments and governmental charges or levies imposed on it or on its income or assets have been paid when due (except for any such taxes, assessments, charges or levies that are being diligently disputed by the Borrower in good faith and for which appropriate reserves have been taken in accordance with GAAP);
(iv)that no Default or Event of Default (including no Material Adverse Change) has occurred and is continuing or will occur as a result of such Borrowing and the Borrower will have certified as such; and
(v)that all representations and warranties set forth in Article 8 hereof and in the other Credit Documents shall be true and correct in all material respects on and as of the date of such Borrowing with the same effect as though made on and as of such date, and the Borrower will have certified such;

(d)the Lenders will be satisfied that there exists no “Default” or “Event of Default” (as such terms are defined in the Senior Credit Agreement) and that no “Default” or “Event of Default” (as such terms are defined in the Senior Credit Agreement) will occur as a result of such Borrowing and the Borrower will have certified as such; and
(e)the Lenders will be satisfied that there has been no Material Adverse Change since the Effective Date or the previous disbursement date, as applicable, and the Borrower will have certified as such.
6.3Waiver of Conditions Precedent
The conditions precedent provided for in this Section are for the sole benefit of the Lenders. The Lenders may waive such conditions precedent, in whole or in part, with or without conditions, without prejudice to any other or future rights that they might have against the Borrower and any other Person.
Article 7SECURITY
7.1Guarantees
Each Person that had provided a Guarantee under the Senior Credit Agreement in favour of the Senior Agent (for the benefit of the Senior Lenders) as of the Effective Date will also provide a Guarantee in favour of the Agent (for the benefit of the Secured Parties) with respect to the obligations of the Borrower under the Term Facility.
7.2Security over Assets
To secure the performance of the obligations of the Borrower under the Term Facility, each Credit Party will provide in favour of the Agent (for the benefit of the Secured Parties) security over (i) the same collateral which otherwise secures such Credit Party's obligations under or in connection with the Senior Credit Agreement from time to time (the security as of the Effective Date, the “Current Security Package”); and (ii) in the event the Current Security Package does not provide for security over all of the personal (movable) assets, tangible and intangible, present and future of the Credit Parties, or if there is no Current Security Package, all of its personal (movable) assets, tangible and intangible, present and future (the security described in paragraphs (i) and (ii), collectively, the “Security Package”). Such Security Package must be valid and perfected under the laws of the Applicable Jurisdictions, it being understood that such security will rank immediately after the security granted under or in connection with the Senior Credit Agreement save and except for security over cash and cash equivalents as set out in the Intercreditor Agreement. For greater certainty the Security Package will include security over Deposit Accounts with an obligation of the Credit Parties to maintain a minimum amount of US$35,000,000, in the aggregate, in such Deposit Accounts as set out in Section 8.3(o) .
7.3Subordination Agreement
The Borrower will cause each of the creditors of Subordinated Debt to enter into a subordination agreement (a “Subordination Agreement”) with the Agent (for the benefit of the Secured Parties) providing that the rights of such creditors and the principal and interest under such loan will be subordinated and postponed to the rights of the Secured Parties under the Term Facility and containing such other provisions as may be deemed necessary or useful by the Secured Parties to give effect to the provisions of this Agreement and to govern the relations between such creditors and the Secured Parties.

7.4Insurance
The Borrower will cause the Agent to be named as loss payee and additional insured, as applicable, on all insurance policies relating to the assets covered by the Security (including credit insurance policies). Each policy covering tangible assets must contain a “mortgage clause” and each casualty and liability policy must also provide that the insurer will give the Agent at least 30 days’ prior written notice of intended cancellation or non-renewal. The Borrower will furnish the Lenders with evidence satisfactory that the required insurance coverage is in effect.
7.5Future Credit Parties and Security
The Borrower covenants that:
(a)any Person who becomes a guarantor under the Senior Credit Agreement after the Effective Date will concurrently become a guarantor under this Agreement and will concurrently provide Security to the Agent (for the benefit of the Secured Parties) against the same collateral provided to the Senior Agent (for the benefit of the Senior Lenders) pursuant to the Senior Credit Agreement; and
(b)any additional security provided by any Credit Party to the Senior Agent (for the benefit of the Senior Lenders) pursuant to the Senior Credit Agreement after the Effective Date will be concurrently provided to the Agent (for the benefit of the Secured Parties), including for greater certainty any blocked account agreement or control agreement, or other security to be granted on a post-closing basis pursuant to, inter alia, Section 6.20 and 6.22 of the Senor Credit Agreement .
Article 8REPRESENTATIONS, WARRANTIES AND COVENANTS
8.1Representations, Warranties and Covenants of the Senior Credit Agreement
(a)All representations and warranties made in Article IV of the Senior Credit Agreement (the “Representations and Warranties”) are hereby incorporated in and form part of this Agreement with the same effect, mutatis mutandis, as if they were reproduced herein in their entirety and are reiterated by the Credit Parties in favour of the Agent and the Lenders as of the date hereof and from time to time thereafter in accordance with this Agreement (including pursuant to Compliance Certificates issued in connection with Sections 8.3(a) and 8.3(b)(i)).
(b)All covenants (affirmative, negative, financial and reporting) made in Articles VI and VII of the Senior Credit Agreement (the “Covenants”) are hereby incorporated in and form part of this Agreement with the same effect, mutatis mutandis, as if they were reproduced herein in their entirety and are reiterated by the Borrower in favour of the Lenders; provided that the following financial covenants shall be adjusted as follows:
(i)the total leverage ratio in Section 7.14 of the Senior Credit Agreement shall be adjusted from “3.00 to 1.00” to “3.30 to 1.00” under this Agreement;
(ii)the interest coverage ratio in Section 7.15 of the Senior Credit Agreement shall be adjusted from “3:00 to 1.00” to “2.70 to 1.00” under this Agreement;
(iii)the minimum EBITDA covenant in Section 7.17 (a) of the Senior Credit Agreement shall be adjusted from “-$20,000,000” to “-$21,500,000” under this Agreement;

(iv)the minimum EBITDA covenant in Section 7.17 (b) of the Senior Credit Agreement shall be adjusted from “-$19,500,000” to “-$21,000,000” under this Agreement;
(v)the minimum EBITDA covenant in Section 7.17 (c) of the Senior Credit Agreement shall be adjusted from “$4,500,000” to “$3,000,000” under this Agreement; and
(vi)the minimum EBITDA covenant in Section 7.17 (d) of the Senior Credit Agreement shall be adjusted from “$10,500,000” to “$9,000,000” under this Agreement.
(c)For certainty, these Covenants are reiterated for the benefit of the Agent and Lenders and no waiver, amendment or tolerance by the Senior Lenders under the Senior Credit Agreement will be applicable to the obligations of the Borrower to comply with such Covenants hereunder.
(d)The Borrower agrees to (i) provide concurrently to the Agent, all such amendment or waiver requests sent from time to time to the Senior Agent with respect to the Senior Credit Agreement so that the same may be considered by the Lenders for approval under this Agreement; and (ii) promptly provide to the Agent with copies of all such amendments or waivers with respect to the Senior Credit Agreement received from the Senior Agent from time to time.
(e)Any document to be furnished to the Agent by the Borrower hereunder must be supplied in a sufficient number of copies for each Lender and the Agent (unless such document is sent to the Agent by electronic mail) and promptly after receipt by the Agent, will be forwarded to the Lenders by the Agent.
(f)The Representations and Warranties and Covenants incorporated by reference herein pursuant to Section 8.1(a) and 8.1(b) will be interpreted taking into account such necessary conforming changes, including that:
(i)references to “this Credit Agreement” in such Representations and Warranties and Covenants must be read as referring to “this Agreement” as defined herein;
(ii)references to “the Administrative Agent” in such Representations and Warranties and Covenants must be read as referring to “the Agent” as defined herein;
(iii)references to “Loan Party” or “Loan Parties” in such Representations and Warranties and Covenants must be read as referring to “Credit Party” or “Credit Parties”, as applicable, as defined herein;
(iv)references to the “Closing Date” in such Representations and Warranties and Covenants must be read as referring to the “Effective Date” as defined herein;
(v)references to “Loan Documents” in such Representations and Warranties and Covenants must be read as referring to the “Credit Documents” as defined herein;
(vi)references to “Obligations” in such Representations and Warranties and Covenants must be read as referring to the “Obligations” as defined herein; and

(vii)references to “Loans” or “Borrowings” in such Representations and Warranties and Covenants must be read as referring to the “Borrowings” as defined herein.
8.2Additional Representations and Warranties
The Borrower further represents and warrants that:
(a)Authorization and Validity
Each of the Credit Parties has all necessary power, authority and legal right to execute, deliver and perform its obligations under the Credit Documents to which it is a party, has duly authorized by all necessary action the execution, delivery and performance of its obligations under such Credit Documents and has duly and validly executed and delivered such Credit Documents. Each of the Credit Documents constitutes the legal, valid, binding and enforceable obligation of each of the Credit Parties which is a party thereto, subject to applicable bankruptcy, insolvency, reorganisation or similar laws affecting creditors’ rights generally.
(b)No Breach
The execution and delivery of each of the Credit Documents by each of the Credit Parties which is a party thereto and the performance by such Credit Party of its obligations thereunder will not conflict with, result in a breach of or require any consent under (i) the constitutive documents or by laws of such Credit Party, (ii) the provisions of the Senior Credit Agreement, documentation evidencing Subordinated Debt or any other indenture, material instrument, material agreement or material undertaking to which any Credit Party is a party or by which such Credit Party or any of its assets are bound or (iii) any material Applicable Law.
(c)Approvals
None of the execution, delivery or performance of each of the Credit Documents by each of the Credit Parties which is a party thereto nor the consummation of any of the transactions contemplated therein requires any necessary authorization to be obtained or registration to be made by any Credit Party (except those already obtained or made and those not yet required to be obtained or made).
(d)No Default
No Default has occurred and is continuing.
(e)Solvency
None of the Credit Parties, as of the Effective Date, is unable to pay its debts generally as such debts become due or is adjudicated bankrupt or insolvent.
(f)Anti-Money Laundering Laws
None of the Credit Parties nor any of their Affiliates (in the case of Affiliates, as it pertains to the business and operations of a Credit Party only) (a) is, to the Borrower's knowledge, under investigation by any Governmental Authority for, or has been charged with, or convicted of, money laundering, drug trafficking, terrorist related activities or other money laundering predicate crimes under any

Applicable Law; (b) has been assessed civil penalties under any Anti-Money Laundering Laws; or (c) has had any of its funds seized or forfeited in an action under any Anti-Money Laundering Laws.
(g)Program Requirements
(i)The Borrower, directly or through its Subsidiaries, operates business activities in Canada.
(ii)The Borrower and the other Credit Parties do not have a revenue model economically dependent on non-commercial sources such as direct government funding or private donations.
(iii)The Borrower and the other Credit Parties have been, directly or indirectly, negatively impacted by the COVID-19 pandemic.
(iv)The Borrower and the other Credit Parties were financially viable prior to the impact of the COVID-19 pandemic.
(v)Neither the Borrower nor any other Credit Party:
(A)is an entity in which a government organization or body (other than indigenous entities or bands) owns Equity Interests;
(B)is an entity in which a union, charitable, religious or fraternal organization owns Equity Interests;
(C)is an entity in which Equity Interests are held by any single current member of the Parliament of Canada or any single current member of the Senate of Canada (except if the Borrower or any other Credit Party is publicly traded); and
(D)promotes violence, incites hatred or discriminates on the basis of race, national or ethnic origin, colour, religion, sex, age or mental or physical disability.
(vi)Neither the Borrower, another Credit Party nor any of their Affiliates (i) have ever been determined to have committed tax evasion by any applicable judicial authority, including, for clarity, pursuant to sections 238 and 239 of the Income Tax Act (Canada) or of any other similar applicable provision of any Canadian federal or provincial statute(s) (“Tax Evasion”), and (ii) except as disclosed by the Borrower, been subject to any assertion or assessment by any Governmental Authority that the Borrower or its affiliates engaged in Tax Evasion.
(vii)The proceeds of the Term Facility together with the Borrower's other sources of liquidity will enable a degree of continuity of the business of the Borrower during the current economic environment.
(viii)Except for the $12,500,000 BCAP co-lending facility advanced to the Borrower on our around September 29, 2021, the Credit Parties are not benefiting from the BCAP put in place by BDC or Export Development Canada or the Canada Large Employer Emergency Financing Facility to be administered through the Canada Enterprise Emergency Funding Corporation.

8.3Additional Covenants
The Borrower will, and will cause each of the other Credit Parties, to provide the following additional financial and other information:
(a)Reporting Covenants of the Senior Credit Agreement
The reporting and information Covenants set out in the Senior Credit Agreement will apply to this Agreement and the Borrower undertakes to provide concurrently to the Agent (in such capacity) such information and documents provided to the Senior Agent (including a copy of the Senior Compliance Certificate).
(b)Additional Reporting
(i)Annual – concurrent with the delivery of the Borrower’s annual financial statements, an updated Multi-Year Business Plan and duly executed and completed Compliance Certificate;
(ii)Monthly – as soon as available, but in any event, within 30 days following the end of each month:
(A)the consolidated balance sheet of Borrower as at the end of such month and the related consolidated statements of income and cash flows of the Borrower for such month and for the period from the beginning of the then current Fiscal Year to the end of such month setting forth in each case, in comparative form the corresponding figures for the corresponding periods of the previous Fiscal Year, all in reasonable detail, together with a certification by a senior finance officer, subject to the absence of footnotes, normal audit and year-end adjustments and the effects of acquisition accounting;
(B)until the Drawdown Outside Date (unless extended by the Lenders by written notice to the Borrower), a rolling 13-week update of the Effective Date 13 Week Cash Flow in form and substance acceptable to the Agent together with commentary on any material negative variances;
(C)concurrent with the delivery of the monthly financial statements described in paragraph 8.3(b)(ii)(A) above, a duly executed and completed Compliance Certificate signed by a senior finance officer of the Borrower in form and substance satisfactory to the Agent certifying inter alia that no Default or Event of Default has occurred and is continuing as of the date of such Compliance Certificate;
(D)delivery to the Lenders of a copy of the borrowing base certificate delivered to the Senior Agent pursuant to the monthly reporting requirements set forth in the Senior Credit Agreement and as requested by the Senior Agent pursuant to Section 6.06(f) of the Senior Credit Agreement;
(E)delivery to the Lenders of a copy of the Senior Compliance Certificate delivered to the Senior Agent pursuant to the reporting requirements set forth in the Senior Credit Agreement; and

(F)delivery to the Lenders of a copy of the statements of account of all Deposit Accounts demonstrating compliance with the requirement set out in Section 8.3(o); and
(iii)From time to time a notice of a Default or Event of Default.
(c)Most Favoured Nations
The Borrower acknowledges that it is the intention of the Lenders that the affirmative, negative, and financial covenants and the events of default under this Agreement are at all times materially similar to such covenants and events of default under the Senior Credit Agreement (to the extent applicable) and agrees that it will not agree to any amendments or additions to such covenants or events of default under the Senior Credit Agreement without also offering to amend or add to the similar covenants or events of default under this Agreement in the same manner (as adjusted to the extent necessary to apply to the Term Facility and this Agreement, it being understood and agreed that with respect to any financial covenant, the level thereof will be set with an additional cushion to be agreed between the Borrower and the Lenders).
(d)Know your Customer Laws
As soon as reasonably practicable, provide all information with respect to the Credit Parties, as may be reasonably requested by any of the Lenders, or any prospective assignee of or participant in the commitment of a Lender, in order for any of them to comply with any Anti-Money Laundering Laws and Anti-Corruption Laws and satisfy their “know your customer” and reporting obligations under Applicable Laws.
(e)Further Assurances
The Borrower will, and will cause each of the other Credit Parties to (i) cooperate with the Agent and the Lenders and provide and execute such further information, instruments and documents (including such financial and other information) as the Agent and each Lender may reasonably request to carry out to its satisfaction the transactions contemplated by the Credit Documents (including to better assure and/or perfect any of the Security or the priority thereof); and (ii) participate in post-funding surveys conducted by the Government of Canada or any of its agents.
(f)Anti-Corruption Laws and Sanctions
Each Credit Party will maintain in effect policies and procedures designed in a commercially reasonable manner to achieve compliance by the Credit Parties, their Subsidiaries, and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions.
(g)Legal Compliance
Subject to what is expressly permitted under the Covenants, comply in all material respects with all Applicable Laws (including Environmental Laws, Anti-Money Laundering Laws and Anti-Corruption Laws); provided that the foregoing materiality qualification does not apply to Anti-Money Laundering Laws and Anti-Corruption Laws.

(h)Lender-Related Notices
(A) upon request by BDC or the Agent, promptly notify BDC or the Agent of the aggregate amount of Borrowings under the Senior Credit Agreement that are outstanding at any time (including the allocation thereof among the Lenders); or (B) if any Lender refuses to consent to any requested extension, amendment, consent or waiver under this Agreement, promptly notify BDC or the Agent (as the case may be) of such refusal.
(i)Chief Executive Office
The Borrower shall maintain its chief executive office in Canada at all times.
(j)Landlord and Bailee Agreements
The Borrower shall use commercially reasonable efforts to obtain a landlord or bailee waiver and consent from the lessor or owner of each property of any Credit Party which contains Collateral with a collective value (per location) in excess of US$250,000 listed on Schedules 4.17 and 4.25 of the Senior Credit Agreement, in form and substance satisfactory to the Agent, acting reasonably (in each case, a “Landlord Consent” or a “Bailee Waiver”, as the case may be). After the Effective Date, each Credit Party shall use commercially reasonable efforts to obtain a Landlord Consent with respect to any material leasehold interest which contains Collateral with a collective value (per location) in excess of US$250,000 acquired by such Credit Party in real property, prior to or concurrent with entering into the lease agreement in respect thereof.
(k)Joinder of Omnilink Systems, Inc.
The Borrower shall cause Omnilink Systems, Inc. to become a Credit Party and deliver the Security required pursuant to Article 7 in the same form and substance as delivered to the Senior Agent by no later than April 29, 2022.
(l)Key Management Remuneration
The Borrower shall not permit any amendments, modifications or other changes to any employment agreement, salary, bonus or other remuneration of Key Management without the prior written consent of the Lenders. In addition, any discretionary bonuses to be paid to Key Management will need prior written consent from the Lenders it being understood and agreed that bonuses granted in the ordinary course of business as per the program disclosed to the Lenders prior to the date hereof will not require such prior consent; provided that, in each case, no cash bonuses shall be paid to Key Management (including any cash payments on restricted share units) unless (i) a minimum of $10,000,000 of Excess Cash has been used to repay the Term Facility, (ii) no Default or Event of Default has occurred and is continuing or will occur as a result of the payment of such cash bonuses, and (iii) such cash bonuses are paid in accordance with the bonus plan approved by the board of directors of the Borrower as of the Effective Date.
(m)No Dividends or Other Restricted Payments
No Credit Party shall pay any dividends or make any other Restricted Payment (other than the payment of dividends by one Credit Party (other than the Borrower) to another Credit Party).
(n)Capital Expenditures

The Credit Parties shall not make capital expenditures in amounts which exceed in any Fiscal Year more than 20% the amount of capital expenditures for such year set out in the Multi-Year Business Plan.
(o)Deposit Accounts
[Redacted: commercially sensitive information]
(l)Numerex Corp.
The Borrower shall cause all material intellectual property owned by Numerex Corp. or registered in the name of Numerex Corp. in any jurisdiction as of the Effective Date to be transferred to Sierra Wireless America, Inc. within sixty (60) days of the Effective Date.
(p)Control Agreements
The Borrower shall cause all financial institutions in the United States of America with which the Credit Parties maintain Deposit Accounts as of the Effective Date to enter into control agreements with the Agent in form and substance satisfactory to the Agent, acting reasonably, within ninety (90) days of the Effective Date, and cause all financial institutions in the United States of America with which the Credit Parties maintain Deposit Accounts following the Effective Date to enter into control agreements with the Agent in form and substance satisfactory to the Agent, acting reasonably, within sixty (60) days of the establishment of any such Deposit Account.
(q)Swedish Security
The Borrower shall deliver, or shall cause Sierra Wireless Sweden Holding AB (as applicable) to deliver, in favour of the Agent, in form and substance satisfactory to the Agent, a pledge of all Equity Interests owned by the Borrower in the capital of Sierra Wireless Sweden Holding AB, within sixty (60) days following the Effective Date, including without limitation:
(A)all registrations necessary or desirable in connection any such pledge of Equity Interests provided to the Agent to perfect, evidence or record the security interests created under such pledge of Equity Interests;
(B)certified copies of the organizational documents of the Borrower and Sierra Wireless Sweden Holding AB;
(C)certified copies of all corporate action, including partnership or shareholder approval, if necessary, taken by the Borrower and Sierra Wireless Sweden Holding AB, as applicable, to authorize such Credit Documents;
(D)certified copies of all approvals required under the constating documents of Sierra Wireless Sweden Holding AB to authorize the pledge of such Equity Interests by the Borrower to the Agent, the transfer of such Equity Interests, upon realization under any Credit Documents, to the Agent or its nominee and the further transfer by Agent or its nominee to any third party;
(E)a certificate evidencing the good standing or equivalent thereof in the jurisdiction of incorporation for Sierra Wireless Sweden

Holding AB and for any Subsidiary of Sierra Wireless Sweden Holding AB located in Sweden;
(F)such other agreements, security, undertakings, certificates and documents as may be reasonably required by the Agent to provide the Agent with a second priority security interest in all present and future Equity Interests in the capital of Sierra Wireless Sweden Holding AB; and
(G)opinions from counsel to the Borrower and Sierra Wireless Sweden Holding AB, to the satisfaction of the Agent, with respect to, inter alia, Sierra Wireless Sweden Holding AB and such pledge of Equity Interests by the Borrower in the capital of Sierra Wireless Sweden Holding AB.
8.4Reiteration of the Representations and Warranties
The Borrower will ensure that all representations made in this Agreement are true and correct at all times, except for representations made as of a date expressly stated therein.
Article 9EVENTS OF DEFAULT AND REMEDIES
9.1Events of Default
The occurrence of one or more of the following events constitutes an event of default (“Event of Default”) under the Credit Documents:
(a)the Borrower defaults in the payment when due of any amount owing under the Term Facility in respect of principal, or defaults for more than three Business Days in the payment of interest, fees or any other amount owing under a Credit Document with a Lender;
(b)the Borrower defaults in the payment when due of any mandatory prepayment of the Term Facility;
(c)the Senior Agent has accelerated the payment of the indebtedness under the Senior Credit Agreement following the occurrence of a default under the Senior Credit Agreement or such indebtedness has matured and has not been repaid or refinanced by the Borrower;
(d)any representation, warranty or certification made or deemed made by a Credit Party in any Credit Document proves to be false or misleading as of the time made in any material respect, which may be corrected or rectified, remains false or misleading in any material respect (i) on the date of each Notice of Borrowing, (ii) within 120 days after the end of that Fiscal Year, or (iii) 60 days after the end of that Fiscal Quarter (other than the 4th Fiscal Quarter of each Fiscal Year), when such representation or warranty shall be restated by the Borrower;
(e)default shall be made in the due observance or performance by any Credit Party of (i) any covenant, condition or agreement contained in Section 2.11(c), Section 2.11(d), Section 2.11(e), Section 2.11(f), Section 6.03, Section 6.05, Section 6.06, Section 6.09, Section 6.11, Section 6.15 or Section 6.20(d) of the Senior Credit Agreement and such default shall continue unremedied for a period of five (5) Business Days, or (ii) any covenant, condition or agreement contained in Section 6.02 and Article VII of the Senior Credit Agreement;

(f)default shall be made in the due observance or performance by any Credit Party of any covenant, condition or agreement contained in any Credit Document (other than those defaults specified in paragraphs (a), (b), (c), (d), or (e) above) and such default shall continue unremedied for a period of thirty (30) days;
(g)the Borrower fails to deliver to the Agent the financial or reporting information required to be delivered pursuant to Section 8.3(a) for a period of three Business Days;
(h)a Credit Party becomes unable to pay its debts generally as such debts become due or is adjudicated bankrupt or insolvent;
(i)any Credit Party shall (i) fail to pay any principal or interest, regardless of amount, due in respect of any indebtedness (excluding the obligations herein) in a principal amount in excess of $250,000 when and as the same shall become due and payable (after giving effect to any applicable grace period), or (ii) fail to observe or perform any other term, covenant, condition or agreement contained in any agreement or instrument evidencing or governing any such indebtedness (after giving effect to any applicable grace period), if the effect of any failure referred to in this clause (ii) is to cause, or to permit the holder or holders of such indebtedness in a principal amount in excess of $250,000 or a trustee on its or their behalf to cause (and, in such case, such holder or holders do cause), such indebtedness to become due prior to its stated maturity;
(j)an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of any Credit Party, or of a substantial part of the property or assets of such Credit Party, under any Insolvency Law, (ii) the appointment of a receiver, interim receiver, receiver and manager, trustee, custodian, sequestrator, conservator or similar official for any such Person or for a substantial part of the property or assets of any such Person or (iii) the winding up or liquidation of any such Person; and such proceeding or petition shall continue undismissed and unstayed for 45 days or an order or decree approving or ordering any of the foregoing shall be entered;
(k)any Credit Party shall (i) voluntarily commence any proceeding or file any petition seeking relief under any Insolvency Law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in paragraph (j) above, (iii) apply for or consent to the appointment of a receiver, interim receiver, receiver and manager, trustee, custodian, sequestrator, conservator or similar official for any such Person, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors, (vi) become unable, admit in writing its inability or fail generally to pay its debts as they become due or (vii) take any action for the purpose of effecting any of the foregoing;
(l)one or more judgments for the payment of money, individually or in the aggregate, after available appeals have been exhausted, in an amount (net of any expected insurance recovery) in excess of $2,500,000, shall be rendered against any Credit Party or any combination of Credit Parties and the same shall remain undischarged for a period of 45 days during which execution shall not be effectively stayed, vacated, discharged or satisfied;
(m)a Pension Plan Event shall have occurred that, when taken together with all other Pension Plan Events that have occurred, could reasonably be expected to result in liability of the Credit Parties in an aggregate amount exceeding $1,000,000;

(n)any Lien purported to be created by any Security Document shall cease to be, or shall be asserted by the Credit Party granting same not to be, a valid, perfected second priority Lien on any Collateral (except as otherwise expressly provided in this Agreement or such Security Document);
(o)any Credit Document shall not be for any reason, or shall be asserted by any Credit Party (except as otherwise expressly provided in this Agreement or such Credit Document) not to be, in full force and effect and enforceable in all material respects in accordance with its terms (except as otherwise expressly provided in this Agreement or such Credit Document);
(p)any Credit Party shall default in the payment when due or in the performance or observance of any material obligation or condition of any agreement, contract or lease (other than the Security Documents or any such agreement, contract or lease relating to indebtedness) (after giving effect to any applicable grace period), if the exercise of remedies thereunder by the other party to such agreement could reasonably be expected to have a Material Adverse Effect;
(q)warrants or writs of attachment or execution or similar process which exceed $500,000 in aggregate value shall be issued against any property of a Credit Party and such warrant or process shall continue undischarged and unstayed for 45 days;
(r)any auditor’s report on any Credit Party’s financial statements is qualified in any material respect with a “going concern” or “scope of audit” qualification;
(s)a Material Adverse Change occurs;
(t)a Change of Control occurs; or
(u)any Person forming part of Key Management :
(ii)sells, monetizes or otherwise disposes of Equity Interests it holds in the Borrower; or
(iii)otherwise sells, monetizes or otherwise disposes any incentive plan compensation granted by the Borrower, including pursuant to options, restricted stock units (RSUs), performance stock units (PSUs) and phantom stock;
in each case without the prior consent of the Agent (acting on the instructions of the Majority Lenders), save and except for sales, monetizations and other dispositions made by the Borrower (on behalf of a Person which forms part of Key Management) to provide for the payment of withholding taxes payable on such Equity Interests or incentive plan compensation as per past practice .
9.2Remedies
If an Event of Default occurs and is continuing (as such may be determined by any Lender), on giving a notice to the Borrower, all or any of the following actions may be taken:
(a)the Agent (on instruction of (i) BDC and for and on behalf of all Lenders, or (ii) BDC and some or all of the other Lenders, and for and on behalf of all Lenders) may terminate the right of the Borrower to use the Term Facility;
(b)the Agent (on instruction of (i) BDC and for and on behalf of all Lenders, or (ii) BDC and some or all of the other Lenders, and for and on behalf of all

Lenders) may declare all indebtedness of the Borrower to the Lenders under the Credit Documents to be immediately payable and demand immediate payment of the whole or part thereof; and
(c)the Agent (on instruction of (i) BDC and for and on behalf of all Lenders, or (ii) BDC and some or all of the other Lenders, and for and on behalf of all Lenders) may exercise all or any of the rights and remedies of the Secured Parties including their rights and remedies under any Credit Document or under Applicable Laws, including for greater certainty any right to send an activation notice or other pursuant to any control agreement or blocked account agreement forming part of the Credit Documents. No remedy for the enforcement of the rights of the Secured Parties will be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination;
provided that all indebtedness of the Borrower under the Credit Documents will automatically become due and payable without any notice upon the occurrence of any Event of Default specified in Sections 9.1(h), (i), (j) and (k).
9.3Remedies Cumulative and Waivers
For greater certainty, it is expressly understood and agreed that the respective rights and remedies of the Secured Parties hereunder or under any other Credit Document or instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by Applicable Law or by equity; and any single or partial exercise by the Lenders or by the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or other Credit Document will not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which any one or more of the Secured Parties may be lawfully entitled for such default or breach. Any waiver by the Secured Parties of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by the Secured Parties will be effective only in the specific instance and for the purpose for which it was given and will be deemed not to be a waiver of any rights and remedies of the Secured Parties under this Agreement or any other Credit Document as a result of any other default or breach hereunder or thereunder. The omission by the Secured Parties to notify the Borrower of the occurrence of a Default or Event of Default will not constitute or be deemed to constitute a waiver of such Default or Event of Default.
9.4Saving
The Secured Parties will not be under any obligation to the Borrower or any other Person to realize any collateral or enforce the Security or any part thereof or to allow any of the collateral to be sold, dealt with or otherwise disposed of. The Secured Parties will not be responsible or liable to the Credit Parties or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce the collateral or any part thereof or the failure to allow any of the collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that a Secured Party may be responsible or liable for any loss or damage arising from the wilful misconduct or gross negligence of that Secured Party.
9.5Perform Obligations
If an Event of Default has occurred and is continuing and if the Borrower has failed to perform any of its covenants or agreements in the Credit Documents, the Majority Lenders may, but will be under no obligation to, instruct the Agent on behalf of the Lenders to perform any such covenants or agreements in any manner deemed fit by it without thereby waiving any rights to enforce the Credit Documents. The reasonable expenses (including any legal costs) paid by the Secured Parties in respect of the foregoing will be an obligation of the Borrower and will be secured by the Security.
9.6Third Parties
No Person dealing with any of the Secured Parties or any agent thereof will be required to inquire whether the Security has become enforceable, or whether the powers which the Secured Parties are purporting to exercise have become exercisable, or whether any of the Borrower's liabilities or obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale will be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the collateral charged by such Security or any part thereof.
9.7Realization of Security
Each of the Lenders acknowledges that the Agent holds the Security to secure all of the debts and liabilities owing by the Borrower or any other Credit Party to each of the Secured Parties pursuant to this Agreement and the other Credit Documents and upon the event of the occurrence and continuance of an Event of Default, the Agent will act on the written instructions of (i) BDC (for and on behalf of the Lenders), or (ii) BDC and one or more of the other Lenders (for and on behalf of the Lenders), in each case as provided in Section 9.2, in connection with the exercise of the rights and remedies of the Secured Parties thereunder and, subject to Applicable Law, will distribute the net sale proceeds of realization of the Security to the Lenders in accordance with their respective Pro Rata Shares.
9.8Consultant
The Borrower agrees that, at any time after the occurrence of and during the continuance of an Event of Default, the Secured Parties (at the request of (i) BDC or (ii) BDC and one or more of the other Lenders, in each case on behalf of the Lenders) will be entitled to appoint a financial consultant (hereinafter referred to as the “Consultant”) for the purposes of reviewing the operations, property, assets and prospects of the Credit Parties from time to time thereafter. The Borrower agrees and will cause each of the other Credit Parties to co-operate fully with the Consultant including to provide all such information and provide access to all such books, records and premises as the Consultant will reasonably request from time to time. The costs and expenses of the Consultant will be for the account of the Borrower.
Article 10RELATIONSHIP BETWEEN LENDERS
10.1Direct Payment to a Lender
Except as otherwise provided herein, if a Lender receives, otherwise than through the Agent, a payment on account of the Term Facility, such Lender will remit the payment to the Agent, for distribution among all Lenders under the Term Facility.
10.2Sharing of Payments and Adjustments
If any Lender, by exercising any right of setoff or counterclaim or otherwise, obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Borrowings and accrued interest thereon or other obligations hereunder greater than its Pro Rata Share thereof as provided herein, then the Lender receiving such payment or other reduction will (a) notify the Agent of such fact, and (b) purchase (for cash at face value) participations in the Borrowings and such other obligations of the other Lenders, or make such other adjustments as will be equitable, so that the benefit of all such payments will be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Borrowings and other amounts owing them, provided that:
(a)if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations will be rescinded and the purchase price restored to the extent of such recovery, without interest,
(b)the provisions of this Section will not be construed to apply to (x) any payment made by any Credit Party pursuant to and in accordance with the express terms of this Agreement or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Borrowings to any assignee or participant, other than to any Credit Party or any Affiliate of a Credit Party (as to which the provisions of this Section will apply); and
(c)the provisions of this Section will not be construed to apply to (w) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrower to such Lender that do not arise under or in connection with the Credit Documents, (x) any payment made in respect of an obligation that is secured by a Permitted Lien or that is otherwise entitled to priority over the Borrower's obligations under or in connection with the Credit Documents, (y) any reduction arising from an amount owing to a Credit Party upon the termination of derivatives entered into between such Credit Party and such Lender, or (z) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.
The Credit Parties consent to the foregoing and agree, to the extent they may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Credit Party rights of setoff and counterclaim and similar rights of a Lender with respect to such participation as fully as if such Lender were a direct creditor of each Credit Party in the amount of such participation.
10.3Sharing of Information
The Secured Parties may share with each other (and with their Affiliates) any information held by them regarding the financial condition, business or property of the Credit Parties or relating to matters contemplated by the Credit Documents.
10.4Nature of Lender's Obligations
The covenants and obligations of the Lenders under this Agreement and the other Credit Documents are separate and several (and not joint or joint and several) and no Lender will be liable or otherwise responsible for the covenants and obligations of any other Lender.
Article 11THE AGENT AND THE LENDERS
11.1Appointment and Authority
Subject to Section 11.7, each of the Lenders hereby irrevocably appoints the Person identified elsewhere in this Agreement as the Agent to act on its behalf as the Agent hereunder and under the other Credit Documents and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Secured Parties, and no Credit Party will have rights as a third party beneficiary of any of such provisions.

11.2Rights as a Lender
The Person serving as the Agent hereunder will have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent and the term “Lender” or “Lenders” will, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Credit Party or any Affiliate thereof as if such Person were not the Agent and without any duty to account to the Lenders.
11.3Exculpatory Provisions
(a)The Agent will not have any duties or obligations except those expressly set forth herein and in the other Credit Documents. Without limiting the generality of the foregoing, the Agent:
(i)will not be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing;
(ii)will not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Credit Documents that the Agent is required to exercise as directed in writing by the Majority Lenders (or (A) by all Lenders when the consent or approval of all Lenders is required pursuant to Section 12.3; or (B) by BDC when only the consent or approval of BDC is required pursuant to Section 12.2), but the Agent will not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Agent to liability or that is contrary to any Credit Document or Applicable Law; and
(iii)will not, except as expressly set forth herein and in the other Credit Documents, have any duty to disclose, and will not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Agent or any of its Affiliates in any capacity.
(b)The Agent will not be liable for any action taken or not taken by it (i) with the consent or at the request of the Majority Lenders (or (A) by all Lenders when the consent or approval of all Lenders is required pursuant to Section 12.3; or (B) by BDC when only the consent or approval of BDC is required pursuant to Section 12.2), or such other number or percentage of the Lenders as the Agent believes in good faith is necessary, under the provisions of the Credit Documents; or (ii) in the absence of its own gross negligence or wilful misconduct.
(c)Except as otherwise expressly specified in this Agreement the Agent will not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Credit Document; (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith; (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default or Event of Default; (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Credit Document or any other agreement, instrument or document; or (v) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Agent.

11.4Reliance by Agent
The Agent will be entitled to rely upon, and will not incur any liability for relying upon, any notice, request certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and will not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Borrowing that by its terms must be fulfilled to the satisfaction of a Lender, the Agent may presume that such condition is satisfactory to such Lender unless the Agent will have received notice to the contrary from such Lender prior to the making of such Borrowing. The Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it and will not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.
11.5Indemnification of Agent
Each Lender severally agrees to indemnify the Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Pro Rata Share (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses (including the fees, charges and disbursements of any counsel, financial consultants or other professionals retained by the Agent from time to time) which may be incurred by or asserted against the Agent in any way relating to or arising out of the Credit Documents or the transactions therein contemplated. However, no Lender will be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Agent's gross negligence or wilful misconduct.
11.6Delegation of Duties
The Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Credit Document by or through any one or more sub-agents appointed by the Agent from among the Lenders (including the Person serving as Agent) and their respective Affiliates. The Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The provisions of this Article and other provisions of this Agreement for the benefit of the Agent will apply to any such sub-agent and to the Related Parties of the Agent and any such sub-agent, and will apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent.
11.7Replacement of Agent
(a)In the event (i) the Agent ceases to be a Senior Lender; or (ii) there is another Commercial Lender (other than the Agent), the Agent may give notice of its resignation to the Lenders and the Borrower. Upon receipt of any such notice of resignation, BDC will have the right in consultation with the Borrower, to appoint a successor, which will be a Lender having an office in Canada, or an Affiliate of any such Lender with an office in Canada. The Agent may also be removed at any time by BDC when the Agent is consistently failing to perform its duties under this Agreement upon 30 days’ notice to the Agent and the Borrower as long as BDC, in consultation with the Borrower, appoints and obtains the acceptance of a successor within such 30 days, which successor will be a Lender having an office in Toronto or Montréal, or an Affiliate of any such Lender with an office in Canada.
(b)If no such successor will have been so appointed by BDC and will have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may on behalf of the Lenders, appoint a successor Agent meeting the qualifications specified in Section 11.7(a) (which for certainty may not be BDC), provided that if the Agent will notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation will nonetheless become effective in accordance with such notice and (i) the retiring Agent will be discharged from its duties and obligations hereunder and under the other Credit Documents (except that in the case of any collateral security held by the Agent on behalf of the Lenders under any of the Credit Documents, the retiring Agent will continue to hold such collateral security until such time as a successor Agent is appointed) and (ii) all payments, communications and determinations provided to be made by, to or through the Agent will instead be made by or to each Lender directly, until such time as BDC appoints a successor Agent as provided for above in the preceding paragraph.
(c)Upon a successor's appointment as Agent hereunder, such successor will succeed to and become vested with all of the rights, powers, privileges and duties of the former Agent, and the former Agent will be discharged from all of its duties and obligations hereunder or under the other Credit Documents (if not already discharged therefrom as provided in the preceding paragraph). The fees payable by the Borrower to a successor Agent will be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the termination of the service of the former Agent, the provisions of this Article 11 and of Section 13.5 will continue in effect for the benefit of such former Agent, its sub-agents and their respective Affiliates in respect of any actions taken or omitted to be taken by any of them while the former Agent was acting as Agent.
(d)If there is no Lender that meets the qualifications specified in Section 11.7(a) except for BDC or if none of BDC and the other Lenders (excluding the existing Agent) is prepared to act as the successor Agent, then a Person that is not a Lender but has nationally recognized qualifications and experience in performing the duties of an administrative agent, may be appointed as the successor Agent.
11.8Non-Reliance on Agent and Other Lenders
Each Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender or any of their respective Affiliates, officers or employees and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agent or any other Lender or any of their respective Affiliates, officers or employees and based on such documents and information as it will from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Credit Document or any related agreement or any document furnished hereunder or thereunder.
11.9Collective Action of the Lenders
Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, any collateral security and the remedies provided under the Credit Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Agent upon the instruction of the Majority Lenders (or (A) by all Lenders when the consent or approval of all Lenders is required pursuant to Section 12.3; or (B) by BDC when only the consent or approval of BDC is required pursuant to Section 12.2). Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Lenders hereby covenants and agrees that it will not be entitled to take any action hereunder or thereunder including, without limitation, any declaration of default hereunder or thereunder or acceleration of the Borrowings but that any such action will be taken only by the Agent upon the prior written instruction of the Majority Lenders (or (A) by all Lenders when the consent or approval of all Lenders is required pursuant to Section 12.3; or (B) by BDC when only the consent or approval of BDC is required pursuant to Section 12.2). Each of the Lenders hereby further covenants and agrees that upon any such written instruction being given, it will co-operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of instructions from the Majority Lenders (or (A) by all Lenders when the consent or approval of all Lenders is required pursuant to Section 12.3; or (B) by BDC when only the consent or approval of BDC is required pursuant to Section 12.2) and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may, without notice to or consent of BDC or the other Lenders, take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.
11.10Payments by the Borrower
Prior to an Event of Default that is continuing, all payments made by or on behalf of the Borrower pursuant to this Agreement will be made to and received by the Agent on behalf of the Lenders and will be distributed by the Agent to the Lenders in accordance with their respective Pro Rata Shares as soon as possible upon receipt by the Agent.
11.11Knowledge and Required Action
The Agent will not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default (other than the non-payment of any principal, interest or other amount to the extent the same is required to be paid to the Agent for the account of the Lenders) unless the Agent has received written notice from a Lender or the Borrower specifying such Default or Event of Default and stating that such notice is given pursuant to this Section. In the event that the Agent receives such a notice, it will give prompt notice thereof to the Lenders, and will also give prompt notice to the Lenders of each non-payment of any amount required to be paid to the Agent for the account of the Lenders. The Agent will take such action with respect to such Default or Event of Default as will be directed by the Majority Lenders (or (A) by all Lenders when the consent or approval of all Lenders is required pursuant to Section 12.3; or (B) by BDC when only the consent or approval of BDC is required pursuant to Section 12.2); provided that, unless and until the Agent will have received such direction the Agent may, but will not be obliged to, take such action, or refrain from taking such action, with respect to such Default or Event of Default as it will deem advisable in the best interest of the Lenders; and provided further that the Agent will not in any case be required to take any such action which it determines to be contrary to the Credit Documents or to any Applicable Law.
11.12Request for Instructions
The Agent may at any time request instructions from the Majority Lenders (or (A) by all Lenders when the consent or approval of all Lenders is required pursuant to Section 12.3; or (B) by BDC when only the consent or approval of BDC is required pursuant to Section 12.2) with respect to any actions or approvals which, by the terms of any of the Credit Documents, the Agent is permitted or required to take or to grant, and the Agent will be absolutely entitled to refrain from taking any such action or to withhold any such approval and will not be under any liability whatsoever as a result thereof until it will have received such instructions from the Majority Lenders (or (A) by all Lenders when the consent or approval of all Lenders is required pursuant to Section 12.3; or (B) by BDC when only the consent or approval of BDC is required pursuant to Section 12.2). No Lender will have any right of action whatsoever against the Agent as a result of the Agent acting or refraining from acting under the Credit Documents in accordance with instructions from the Majority Lenders (or (A) by all Lenders when the consent or approval of all Lenders is required pursuant to Section 12.3; or (B) by BDC when only the consent or approval of BDC is required pursuant to Section 12.2). The Agent will in all cases be fully justified in failing or refusing to take or continue any action under the Credit Documents unless it will have received further assurances to its satisfaction from the Lenders of their indemnification obligations under Section 11.5 against any and all liability and expense which may be incurred by it by reason of taking or continuing to take such action, and unless it will be secured in respect thereof as it may deem appropriate.

11.13Payments by Agent
For greater certainty, the following provisions will apply to any and all payments made by the Agent to the Lenders hereunder:
(a)the Agent will be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Agent from the Borrower; provided however that unless the Agent will have received notice from the Borrower prior to the date on which any payment is due to the Agent for the account of any Lender hereunder that the Borrower will not make such payment, the Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation;
(b)if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrower under this Agreement, then the Agent will have no obligation to remit to each Lender any amount other than such Lender's Pro Rata Share of the amount actually received by the Agent;
(c)if any Lender advances more or less than its Pro Rata Share of a requested Borrowing, such Lender's entitlement to such payment will be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender;
(d)the Agent acting reasonably and in good faith will, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination will, in the absence of manifest error, be binding and conclusive;
(e)upon request of any Lender, the Agent will deliver a statement detailing any of the payments to the Lenders referred to herein; and
(f)all payments by the Agent to a Lender hereunder will be made to such Lender at its address set forth in the signature pages on this Agreement or on the applicable Assignment and Assumption unless notice to the contrary is received by the Agent from such Lender.
11.14Additional Rights of Agent
(a)In administering the Term Facility, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrower, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders.
(b)Except in its own right as a Lender, the Agent will not be required to advance its own funds for any purpose, and in particular, will not be required to pay with its own funds insurance premiums, taxes or public utility charges or the cost of repairs or maintenance with respect to the assets which are the subject matter of the Security, nor will it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts or agents engaged by it as permitted hereby.

(c)The Agent may round an individual Lender's Pro Rata Share of any requested Borrowing to the nearest $1,000 in Canadian Dollars or United States Dollars, as the case may be.
(d)The Agent will be entitled to scan and provide by email to the Lenders or post to Syndtrak (or any other equivalent service) all financial and other information it receives from the Borrower.
11.15Electronic Communications
(a)Notices and other communications by the Agent to the Lenders or from the Lenders to the Agent hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Agent, provided that the foregoing will not apply to notices to any Lender of Borrowings to be made if such Lender has notified the Agent that it is incapable of receiving such notices by electronic communication. The Agent or the Borrower may, in its discretion, acting reasonably, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.
(b)Unless the Agent otherwise prescribes, (i) notices and other communications sent to an email address will be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication will be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website will be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.
11.16Provisions for Benefit of Lenders Only
The provisions of Article 11 and Article 12 relating to the rights and obligations of the Lenders inter se or the rights and obligations of the Lenders and the Agent inter se will be operative as between the Lenders and the Agent only, and the Credit Parties will not have any rights under or be entitled to rely for any purposes upon such provisions.
Article 12DECISIONS, WAIVERS AND AMENDMENTS
12.1Decisions, Amendments and Waivers by the Majority Lenders
Subject to Sections 12.2 and 12.3, any consent, approval, (including any approval of or authorization for any amendment to any of the Credit Documents), instruction, decision, determination or other expression of the Lenders under, or any waiver of, or deferral of the requirements or application of, any provision of, any of the Credit Documents will require the consent or approval of the Majority Lenders (or (A) as provided in Section 12.2, BDC alone; or (B) as provided in Section 12.3, all of the Lenders). The consent or approval of the Majority Lenders (or (A) as provided in Section 12.2, BDC alone; or (B) as provided in Section 12.3, all of the Lenders) may be provided or obtained by an instrument in writing signed in one or more counterparts by each of the Majority Lenders (or (A) as provided in Section 12.2, BDC alone; or (B) as provided in Section 12.3, all of the Lenders) (which instrument in writing, for greater certainty, may be delivered by counterpart execution and electronic transmission as provided by Section 13.10).

12.2Actions Requiring Agreement of BDC Alone
Except as otherwise expressly provided in this Agreement, any decision that relates to (i) any of the actions described in Section 9.2 (including the appointment of a receiver or receiver and manager of, or commencement of any Insolvency Proceeding against, all or any of the Credit Parties) (“Enforcement Actions”); and (ii) an amendment to this Agreement or a Credit Document for the purpose of implementing a change provided for pursuant to Section 8.3(c), will only require the consent or approval of BDC alone and the consent or approval of no other Lender will be required. For certainty, each such decision made with the consent of BDC alone (or BDC and some but not all of the other Lenders) will be binding upon all of the Lenders, and the Agent (subject to the provisions for its indemnity contained in this Agreement) will be bound to give effect thereto accordingly. For certainty, the right of BDC alone to make the decisions relating to Enforcement Actions will not include any of the following decisions or actions (which will require the consent or approval of all of the Lenders):
(a)any increase in the amount of the Term Facility or any decision that would require any Lender to advance additional loans;
(b)the reduction, forgiveness or subordination of any principal, interest (or rate of interest), or fees under the Term Facility or any other amount owing to all or any of the Secured Parties under the Credit Documents;
(c)the extension of the Maturity Date or the postponement of the due date for any scheduled payments of interest or fees under this Agreement;
(d)the release of any of the collateral under the Security, the release of any of the Security or the release of any of the guarantors of the Term Facility;
(e)the postponement of the priority of any of the Security;
(f)the release, forgiveness of all or any part, or subordination, of any of the claims of the Secured Parties against any Person;
(g)the amendment or waiver of any Default or Event of Default;
(h)the approval of any restructuring of the Borrowings whether through an Insolvency Proceeding or otherwise, or the approval of any proposal, plan of arrangement or similar agreement or arrangement relating to or affecting the Borrowings in any Insolvency Proceeding or otherwise; and
(i)the commencement and continuance of any action or proceeding against any Person other than a Credit Party (except in connection with the enforcement of the rights of the Lenders against the Senior Lenders under the Intercreditor Agreement).
Notwithstanding the foregoing and for certainty, BDC agrees that it will consult with the other Lenders with respect to all Enforcement Actions prior to making each of its decisions in connection therewith and will ensure that the Lenders receive timely information and reporting as to the Enforcement Actions taken.
12.3Amendments and Waivers requiring consent of all Lenders
An amendment, waiver, consent, approval or decision that relates to any of the following matters will require the consent or approval of each Lender and may be only made or given by an instrument signed by the Lenders and the Agent and, in the case of an amendment, also signed by the Borrower:
(a)any increase in the amount of the Term Facility or any decision that would require any Lender to advance additional loans;
(b)the reduction, forgiveness or subordination of any principal, interest (or rate of interest), or fees under the Term Facility or any other amount owing to all or any of the Secured Parties under the Credit Documents;
(c)the extension of the Maturity Date or the postponement of the due date for any scheduled payments of interest or fees under this Agreement;
(d)the release of any of the collateral under the Security, the release of any of the Security or the release of any of the guarantors of the Term Facility;
(e)the postponement of the priority of any of the Security;
(f)any amendment to, or waiver of, any of the provisions of Article 10, Article 11 or Article 12 or any amendment to, or waiver of, any provision that provides for the pro rata allocation of advances or liability or pro rata sharing of payments among the Lenders; and
(g)any amendment to the definition of “Majority Commercial Lenders” or “Majority Lenders”.
12.4Amendments requiring the Consent of the Agent
No amendment affecting the rights and obligations of the Agent may be made without the consent of the Agent.
12.5Execution of Consents, etc. by Agent
For certainty, to the extent authorized by the Majority Lenders (or (A) by all Lenders when the consent or approval of all Lenders is required pursuant to Section 12.3; or (B) by BDC when only the consent or approval of BDC is required pursuant to Section 12.2) as provided by this Article 12, the Agent will be entitled (but not obligated) to execute and deliver on behalf of the Agent and all of the Lenders, without the requirement for the execution by any other Lender or Lenders, any consents, waivers, documents or instruments (including without limitation any amendment to any of the Credit Documents) necessary or advisable in the opinion of the Agent to give effect to the matters approved by the Majority Lenders (or (A) by all Lenders when the consent or approval of all Lenders is required pursuant to Section 12.3; or (B) by BDC when only the consent or approval of BDC is required pursuant to Section 12.2).
Article 13MISCELLANEOUS
13.1Determination
In the absence of manifest error, any determination made by the Agent of the amounts payable hereunder and any adjustment (and resulting reallocation) of a Borrowing among Lenders will be conclusive and binding upon the Lenders and the Borrower.
13.2Prohibition on Assignment by the Borrower
The Borrower may not be replaced and may not assign its rights, or the amounts to be received by it, under this Agreement without the prior written consent of the Lenders.

13.3Assignment by the Lenders
(a)None of the Lenders may assign, grant a participation or sub-participation, pledge or grant a security interest or hypothec or in any other way dispose of its interests, rights and obligations under this Agreement or in the Term Facility or any part thereof (any such event being referred to as a “Transfer”) without the prior written consent of the other Lenders.
(b)Notwithstanding Section 13.3(a):
(i)BDC may Transfer all or any part of its Commitment or Borrowings to a Wholly-Owned Subsidiary of Her Majesty the Queen in Right of Canada without the consent of the other Lenders, provided that the Wholly-Owned Subsidiary will enter into an agreement with the other parties agreeing to perform the obligations of the transferring party under this Agreement in form and substance satisfactory to the other parties;
(ii)Every other Lender may Transfer all or any part of its Commitment or Borrowings to an Affiliate without the consent of the other Lenders, provided that the Affiliate will enter into an agreement with the other parties agreeing to perform the obligations of the transferring party under this Agreement in form and substance satisfactory to the other parties; and
(iii)Each transferring party and transferee will forthwith (A) provide written notice to the Agent of the applicable Transfer together with a copy of the agreement effecting such Transfer and such administrative details as may be requested by the Agent, and (B) pay to the Agent a processing and recordation fee of $3,500 for each Transfer (which fee may be waived or reduced in the Agent’s discretion).
13.4Register
The Agent will maintain at one of its offices in Toronto, Ontario or Montréal, Québec a copy of each Transfer delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Borrowings owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register will be conclusive, absent manifest error, and the Borrower, the Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register will be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice. For certainty, the Agent will not be required to maintain a Register for any participations granted by any Lender.
13.5Costs and Expenses
The Borrower will pay on demand the amount of all reasonable costs and expenses (including legal and other professional fees on a full indemnity basis) incurred by each Secured Party in connection with the Term Facility and the preparation, negotiation, execution and administration of the Credit Documents, as well as the reasonable costs and expenses (including legal and other professional fees on a full indemnity basis) incurred by each Secured Party in connection with the enforcement of, or the preservation of any rights and remedies under, any Credit Document or Applicable Law (including all costs and expenses incurred in connection with any work-out, restructuring or insolvency proceeding).

13.6Set-off
In addition to and not in limitation of any rights now or hereafter granted under Applicable Law, at any time an Event of Default has occurred and is subsisting, the Lenders, or any of them, may at any time and from time to time without notice to the Borrower or any other Person, any notice being expressly waived by each of the Credit Parties, set-off and compensate and apply any and all deposits, general or special, time or demand, provisional or final, matured or unmatured, and any other indebtedness at any time owing by any Lender, to or for the credit of or the account of any Credit Party, against and on account of the debts and liabilities of the Borrower under any of the Credit Documents, notwithstanding that any of them are contingent or unmatured. The parties hereto acknowledge that each Commercial Lender is a lender pursuant to the Senior Credit Agreement and that any exercise by any such Person of any set-off as against a Credit Party will (unless expressly stated in writing to the Agent and BDC to the contrary) be exercised by such Person in its capacity as a lender under and pursuant to the Senior Credit Agreement.
13.7Yield Protection and Indemnification
(a)If subsequent to the Effective Date any change in or introduction of any Applicable Law, or compliance by any Lender with any request or directive by any central bank, superintendent of financial institutions or other comparable authority, will subject such Lender to any tax with respect to the Term Facility or change the basis of taxation of payments to such Lender of any amount payable under the Term Facility (except for changes in the rate of tax on the overall net income of such Lender), or impose any capital maintenance or capital adequacy requirement, reserve requirement or similar requirement with respect to the Term Facility, or impose on such Lender, any other condition or restriction, and the result of any of the foregoing is to increase the cost to such Lender of making or maintaining the Term Facility or any amount thereunder or to reduce any amount otherwise received by such Lender under the Term Facility, such Lender will promptly notify the Borrower of such event and the Borrower will pay to such Lender such additional amount calculated by such Lender as is necessary to compensate it for such additional cost or reduced amount received. A certificate of such Lender as to any such additional amount payable to it and containing reasonable details of the calculation thereof will be conclusive evidence thereof.
Notwithstanding anything contained in this Agreement, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines, requirements and directives thereunder, issued in connection therewith or in implementation thereof and (ii) all requests, rules, regulations, guidelines or directives whether concerning capital adequacy or liquidity promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, will, in each case, be deemed a change in Applicable Law regardless of the date enacted, adopted, applied or issued.
(b)The Borrower hereby indemnifies each Secured Party, their Affiliates and their respective officers, directors, employees and agents (each, an “Indemnitee”) and agrees to hold them harmless from and against any and all losses, claims, damages, liabilities and related expense (including the reasonable fees, charges and disbursements of any counsel for any Indemnitee on a full indemnity basis), incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Credit Party arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Credit Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby, (ii) any Borrowings or the use or proposed use of the proceeds therefrom, (iii) the non-compliance by any Credit Party with any Environmental Laws or of any claim under Environmental Laws in connection with the operations of, or any property owned or operated by, any of the Credit Parties, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by a Credit Party and regardless of whether any Indemnitee is a party thereto, provided that such indemnity will not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee or (y) result from a claim brought by the Borrower or any other Credit Party against an Indemnitee for breach in bad faith of such Indemnitee's obligations hereunder or under any other Credit Document, if the Credit Party has obtained a final and non-appealable judgment in its favour on such claim as determined by a court of competent jurisdiction.
(c)The Borrower hereby indemnifies each of the Indemnitees and agrees to hold them harmless from and against all claims, demands, liabilities, damages, losses, costs, charges and expenses, including any loss or expense arising from interest or fees payable by any Indemnitee to lenders of funds obtained by it in order to make or maintain any amount under the Term Facility and any loss or expense incurred in liquidating or re employing deposits from which such funds were obtained, which may be incurred by an Indemnitee as a consequence of (i) default by the Borrower in the payment when due of any amount hereunder or the occurrence of any other default relative to the Term Facility, (ii) default by the Borrower in obtaining any amount after the Borrower has given notice hereunder that it desires to obtain such amount, (iii) default by the Borrower in making any optional repayment of any amount after the Borrower has given notice hereunder that it desires to make such repayment, or (iv) the repayment of any loan on which interest is payable at a fixed annual rate otherwise than on the expiration of the fixed interest rate period applicable thereto, or the repayment of any other amount otherwise than on any specified maturity date thereof. A certificate of an Indemnitee as to any such loss or expense and containing reasonable details of the calculation thereof will be prima facie evidence thereof.
(d)All amounts due under this Section will be payable promptly after demand therefor. A certificate of the Agent or a Lender setting forth the amount or amounts owing to the Agent, Lender or a sub-agent or other Indemnitee, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower will be conclusive absent manifest error.
(e)To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under foregoing paragraphs of this Section to be paid by it to the Agent (or any sub-agent thereof), its Affiliates or its officers, directors, employees and agents, each Lender severally agrees to pay to the Agent (or any such sub-agent), such Lender's Pro Rata Share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent (or any such sub-agent) its Affiliates or its officers, directors, employees and agents. The obligations of the Lenders under this paragraph are several and not joint or joint and several.
(f)To the fullest extent permitted by Applicable Law, the Credit Parties will not assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of this Agreement, any other Credit Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Borrowings or the use of the proceeds thereof. No Indemnitee will be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Credit Documents or the transactions contemplated hereby or thereby.
13.8Corrections of Errors
The Lenders are authorized to correct any typographical error or other error of an editorial nature in this Agreement and to substitute such corrected text in the counterparts of this Agreement, provided that such corrections do not modify the meaning or the interpretation of this Agreement and provided that copies of the corrected texts are remitted to each party.
13.9Confidentiality
(a)The Credit Parties and the Secured Parties hereto agree to maintain the confidentiality of the Information (as defined in Section 13.9(b)), except that Information may be disclosed (i) to their Affiliates and their Affiliates' respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (ii) to the extent requested by any regulatory authority purporting to have jurisdiction over them (including any self-regulatory authority), (iii) to the extent required by Applicable Law or regulations or by any subpoena or similar legal process, (iv) to any other party hereto, (v) in connection with the exercise of any remedies hereunder or under any other Credit Document or any action or proceeding relating to this Agreement or any other Credit Document or the enforcement of rights hereunder or thereunder, (vi) subject to an agreement containing provisions substantially the same as those of this Section 13.9(a), to (x) any assignee or any prospective assignee of any of their rights or obligations under this Agreement or (y) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and its obligations, (vii) with the consent of the Borrower or the applicable Secured Party (as the case may be) or (viii) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section 13.9(a) or (y) becomes available to any of the Secured Parties on a non-confidential basis from a source other than the Borrower.
(b)For purposes of Section 13.9(a), “Information” means all information related to the Credit Documents and all information received by the Secured Parties in connection with this Agreement from the Borrower or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to any of the Secured Parties on a non-confidential basis prior to such receipt. Any Person required to maintain the confidentiality of Information as provided in Section 13.9(a) will be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.
(c)Notwithstanding the foregoing, the Lenders may publicize the Term Facility by means of press releases, “tombstone” advertisements, reporting to Bloomberg and other similar agencies or dissemination on its website or other platforms (including third party platforms);

13.10Counterparts; Electronic Execution
This Agreement and each other Credit Document may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery by electronic transmission of an executed counterpart of a signature page to this Agreement and each other Credit Document will be effective as delivery of an original executed counterpart of this Agreement and such other Credit Document. The words “execution”, “execute”, “signed”, “signature”, and words of like import in or related to any document to be signed in connection with this Agreement or any other Credit Document will be deemed to include electronic signatures, or the keeping of records in electronic form, each of which will be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including, without limitation, as in provided Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transaction Acts (British Columbia), the Electronic Transactions Act (Alberta), An Act to establish a Legal Framework for Information Technology (Québec) or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same will not limit the effectiveness of any document or signature executed electronically or delivered by electronic transmission.
Article 14NOTICES
14.1Sending of Notices
Unless otherwise provided, any notice to be given to a party in connection with this Agreement will be given in writing and will be given by personal delivery, by a reputable delivery service, or by electronic mail or other form of electronic transmission, addressed to the recipient at its address specified in Schedule “D” hereof or at such other address as may be notified by such party to the others pursuant to this Article 14.
14.2Receipt of Notices
Any notice given by personal delivery or by a delivery service will be conclusively deemed to have been given at the time of such delivery if delivered prior to 3:00 p.m. on a Business Day (otherwise on the following Business Day) and, if given by electronic mail or other form of electronic transmission, on the day of transmittal if before 3:00 p.m. on a Business Day (otherwise on the following Business Day). If the electronic transmission system suffers any interruptions by way of a strike, slow-down, a force majeure, or any other cause, a party giving a notice must do so using another means of communication not affected by the disruption.
Signature Pages Follow

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed as of the date and year first above written.

SIERRA WIRELESS, INC., as Borrower

By:	“Sam Cochrane”
	Name:	Sam Cochrane
	Title:	CFO

SIERRA WIRELESS AMERICA, INC., as a Credit Party

By:	“Sam Cochrane”
	Name:	Sam Cochrane
	Title:	CFO

SIERRA WIRELESS HONG KONG LIMITED, as a Credit Party

By:	“Pierre Cosnier”
	Name:	Pierre Cosnier
	Title:	Director

By:	“Quanny Van”
	Name:	Quanny Van
	Title:	Authorized Signatory

[Signature Page – Sierra/BDC Credit Agreement]

SIERRA WIRELESS LUXEMBOURG S.A.R.L., a private limited liability company (société à responsabilité limitée), incorporated and existing under the laws of Grand Duchy of Luxembourg, having its registered office at 15, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, registered with the Luxembourg Trade and Companies Register under the number R.C.S. Luxembourg B141993, as a Credit Party

By:	“Pierre Cosnier”
	Name:	Pierre Cosnier
	Title:	Authorized Signatory

SIERRA WIRELESS (UK) LTD., as a Credit Party

By:	“Pierre Cosnier”
	Name:	Pierre Cosnier
	Title:	Director

Executed by M2M CONNECTIVITY AUSTRALIA PTY LTD. in accordance with section 127 of the Corporations Act 2001 (Commonwealth of Australia), as a Credit Party:

By:	“James Ryan”
	Name:	James Ryan
	Title:	SVP

By:	“Darren Moroney”
	Name:	Darren Moroney
	Title:	Director

Executed by M2M ONE PTY LTD, in accordance with section 127 of the Corporations Act 2001 (Commonwealth of Australia), as a Credit Party:

By:	“James Ryan”
	Name:	James Ryan
	Title:	SVP

By:	“Darren Moroney”
	Name:	Darren Moroney
	Title:	Director

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent

By:	“Authorized Signatory”
	Name:	Authorized Signatory
	Title:	Authorized Signatory

By:	“Authorized Signatory”
	Name:	Authorized Signatory
	Title:	Authorized Signatory

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

By:	”Authorized Signatory”
	Name:	Authorized Signatory
	Title:	Authorized Signatory

By:	“Authorized Signatory”
	Name:	Authorized Signatory
	Title:	Authorized Signatory

BUSINESS DEVELOPMENT BANK OF CANADA, as Lender

By:	“Authorized Signatory”
	Name:	Authorized Signatory
	Title:	Authorized Signatory

By:	“Authorized Signatory”
	Name:	Authorized Signatory
	Title:	Authorized Signatory

1
Schedule “A”
TABLE OF COMMITMENTS
[Redacted: commercially sensitive information]

Schedule “B”
COMPLIANCE CERTIFICATE
[Redacted: commercially sensitive information]

1

SCHEDULE A TO COMPLIANCE CERTIFICATE
FINANCIAL COVENANT CALCULATIONS
[Redacted: commercially sensitive information]

1

Schedule “C”
NOTICE OF BORROWING
[Redacted: commercially sensitive information]

1

Schedule “D”
ADDRESSES FOR NOTICE PURPOSES

SIERRA WIRELESS, INC., as Borrower and on behalf of each Credit Party 13811 Wireless Way Richmond, BC V6V 3A4 Attention: [Redacted : personal information] Email: [Redacted : personal information]
BUSINESS DEVELOPMENT BANK OF CANADA, as Lender
5 Place Ville-Marie, Ground Floor,
Montréal (Québec) H3B 5E7
Attention:    [Redacted : personal information]
Email:        [Redacted : personal information]
and
Attention:    [Redacted : personal information]
Email:        [Redacted : personal information]

CANADIAN IMPERIAL BANK OF COMMERCE
CIBC INNOVATION BANKING, as Agent and Lender
199 Bay St., 4th Floor
Toronto, ON M5L 1A2
Fax No.:    [Redacted : personal information]
Attention:    [Redacted : personal information]
Email:        [Redacted : personal information]